Exhibit 2.3

PURCHASE AGREEMENT

by and among

INSIGNIA FINANCIAL GROUP, INC.,

CBRE HOLDING, INC.,

CB RICHARD ELLIS SERVICES, INC.,

APPLE ACQUISITION CORP.

and

ISLAND FUND I LLC

Dated as of May 28, 2003

i

ARTICLE 4	PRE-CLOSING COVENANTS	13

4.1	The Designated Interests	13

4.2	Conduct of Business Generally	14

4.3	Absence of Material Changes	14

4.4	Compliance with Laws	15

4.5	Buyer Actions	15

4.6	Consents and Releases	15

4.7	Restructuring of Covered Interests Prior to Closing	16

4.8	Participation Interests	16

4.9	Certain Employees	16

4.10	Executive Management Employment Agreements	18

4.11	Newco Foreign Qualification to Do Business	18

4.12	Certain Entities	18

4.13	Information Rights	18

4.14	Public Statements	18

4.15	Voluntary Exercise of Certain Rights	18

4.16	No Amendments	19

4.17	No Loans	19

4.18	Assumption Agreement	19

4.19	Distribution of Pre-2003 Cash	19

4.20	General	19

ARTICLE 5	CONDITIONS TO OBLIGATIONS OF BUYER	19

5.1	Merger	19

5.2	Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations	20

5.3	Corporate Proceedings	20

5.4	No Injunction; Adverse Proceedings	20

5.5	Required Consents	20

5.6	No Material Adverse Change	20

5.7	Closing Deliveries	21

ARTICLE 6	CONDITIONS TO OBLIGATIONS OF SELLER	22

6.1	Merger	22

ii

6.2	Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations	23

6.3	Corporate Proceedings	23

6.4	No Injunction; Adverse Proceedings	23

6.5	Nautica Consent and Release	23

6.6	Releases	23

6.7	Closing Deliveries	23

ARTICLE 7	INDEMNIFICATION	24

7.1	Indemnification	24

7.2	Survival of Representations and Warranties	31

7.3	Indemnification as Sole Remedy	31

ARTICLE 8	THIRD PARTY OFFERS	31

8.1	Third Party Acquisition Proposals	31

ARTICLE 9	POST-CLOSING AND CERTAIN OTHER AGREEMENTS	32

9.1	Further Assurances	32

9.2	E-mail and Technical Support Services	33

9.3	Consents	33

9.4	Office Space	35

9.5	Employee Interests	35

9.6	Property Management	37

9.7	Letters of Credit	37

9.8	Restricted Cash and Pre-2003 Cash	41

ARTICLE 10	TAX MATTERS	42

10.1	Tax Periods Ending on or Before the Closing Date	42

10.2	Buyer Returns Including Pre-Closing Periods	42

10.3	Cooperation on Tax Matters; Control of Proceedings	42

10.4	Certain Taxes	43

10.5	Certain Entities’ Taxes	44

ARTICLE 11	BROKERS	44

11.1	For Buyer	44

11.2	For Seller	44

11.3	For the CB Parties	44

iii

ARTICLE 12	TERMINATION	44

12.1	Termination by Agreement of the Parties	44

12.2	Termination by Buyer Under Certain Circumstances	44

12.3	Termination by Seller Pursuant to Article 8	45

12.4	Termination by Reason of Breach of Other Party	45

12.5	Termination by Reason of Passage of Time	45

12.6	Termination by Reason of Termination of Merger Agreement	45

12.7	Termination by the CB Parties	45

12.8	Manner of Exercise	45

12.9	Effects of Termination	46

12.10	Buyer Actions for Willful Breach, Fraud and Willful Misconduct	46

ARTICLE 13	MISCELLANEOUS	47

13.1	Successors and Assigns	47

13.2	Entire Agreement; Amendments; Attachments	47

13.3	Expenses	47

13.4	Governing Law; Jurisdiction; Waiver of Jury Trial	47

13.5	Waiver	48

13.6	Section Headings	48

13.7	Severability; “Blue Pencil” Provision	48

13.8	Counterparts	48

13.9	No Third Party Beneficiaries	48

13.10	Notices	49

13.11	No Personal Liability	50

13.12	Mutual Drafting	50

13.13	Equitable Remedies	50

13.14	Exclusive Pre-Closing Remedy for Seller and CB Parties	51

13.15	Definitions	52

iv

This PURCHASE AGREEMENT, dated as of May 28, 2003 (herein, together with the Exhibits and Disclosure Schedules hereto, referred to as the “Agreement”), is made by and among Insignia Financial Group, Inc., a Delaware corporation (“Seller”), CBRE Holding, Inc., a Delaware corporation (“Holding”), CB Richard Ellis Services, Inc., a Delaware corporation wholly-owned by Holding (“Parent”), Apple Acquisition Corp., a Delaware corporation wholly-owned by Parent (“Acquiror” and together with Holding and Parent, the “CB Parties”), and Island Fund I LLC, a Delaware limited liability company (“Buyer”). Seller, Holding, Parent, Acquiror and Buyer are each referred to in this Agreement as a “Party” and together as the “Parties.” Certain defined terms used herein are defined separately in Section 13.15 below. To the extent the term “Seller” is used herein and any act or obligation of Seller hereunder must actually, legally or technically be effected or satisfied, as the case may be, by a Subsidiary of Seller, then, in all such cases, Seller hereby agrees to cause any such Subsidiary to effect such action or satisfy such obligation.

W I T N E S S E T H:

WHEREAS, Seller, Holding, Parent and Acquiror are parties to an Amended and Restated Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which, among other things, Acquiror shall be merged with and into Seller (the “Merger”) and, at the effective time of such Merger, the corporate existence of Acquiror shall cease and Seller shall continue in existence as the surviving corporation (the “Surviving Corporation”); and

WHEREAS, Seller currently owns direct and indirect equity and other economic interests in the real estate and real estate related investment assets identified under the caption “Asset Name” on Schedule A of the Disclosure Schedules (collectively, the “Assets”); and

WHEREAS, Buyer desires to acquire from Seller certain of the direct and indirect equity and other economic interests of Seller in or relating to the Assets identified under the caption “Covered Interests” on Schedule A of the Disclosure Schedules (collectively, the “Covered Interests”), which purchase and sale shall be consummated immediately prior to the closing of the Merger; and

WHEREAS, prior to the closing of the transactions contemplated hereby, Seller and its Subsidiaries shall transfer, assign or otherwise convey to a newly-formed Delaware limited liability company (“Newco”) substantially all of the Covered Interests, as reasonably directed by Buyer pursuant to Section 4.1 below, and immediately prior to the closing of the transactions contemplated hereby, Seller and its Subsidiaries will own 100% of the issued and outstanding membership interests (the “Newco Interests”) of Newco; and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, pursuant to this Agreement, the Newco Interests and such of the Covered

Interests not contributed to Newco prior to the closing hereunder as Buyer shall have designated in writing pursuant to Section 4.1 below (collectively, the “Designated Interests”); and

WHEREAS, the CB Parties desire to enter into this Agreement and further desire that Seller and Buyer enter into this Agreement and that the Parties consummate the transaction contemplated hereby.

NOW, THEREFORE, in reliance upon these premises, the representations and warranties made herein and in consideration of the mutual promises and agreements herein contained, the Parties agree as follows:

ARTICLE 1

SALE AND TRANSFER OF INTERESTS

1.1 Purchase of Designated Interests. Subject to the terms and conditions of this Agreement, and except as otherwise provided in Sections 9.3 and 1.6(f) hereof, at the Closing (as defined in Section 1.3 below), Seller and its Subsidiaries will sell, assign, transfer and otherwise convey to Buyer the Designated Interests, free and clear of all Encumbrances, and Buyer will purchase the Designated Interests from Seller and its Subsidiaries (it being understood and agreed that such purchase and sale shall be deemed not to have occurred if the Merger is not consummated immediately thereafter).

1.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) payable by Buyer to Seller in consideration of the sale and purchase of the Designated Interests hereunder shall be $43,939,980 (as adjusted by Sections 1.6 and 1.7) in cash, which shall be paid by Buyer by wire transfer of immediately available funds to an account of Seller designated in writing by Seller.

1.3 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the date that is the closing date and effective date of the Merger (the “Closing Date”). The Closing shall take place at the location of the closing of the Merger, or at such other place as may be mutually agreed upon in writing by Buyer and Holding.

1.4 Excluded Liabilities. Except as expressly provided in this Agreement, including, without limitation, Section 1.2 and the post-Closing indemnification provisions of Article 7, Seller acknowledges and agrees with Buyer that it shall ensure that neither Seller nor any of Seller’s Subsidiaries shall convey to Newco, or cause or permit Newco to incur, assume or otherwise become liable for, in each case, prior to the Closing, any liabilities whatsoever (whether known or unknown and whether absolute, accrued, contingent or otherwise), except as expressly provided in this Agreement.

1.5 Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price (and all other capitalizable costs) among the Designated Interests for all purposes in accordance with the allocation schedule to be agreed upon by each of Holding, Seller and Buyer and to be set forth in a writing signed by the Parties at least five (5) days before the Closing Date. Unless otherwise required by applicable law, none of the Surviving Corporation, Buyer or the CB Parties shall take, nor shall they permit any of their respective controlled Affiliates to take, any position for purposes of any Tax with respect to the allocation of the Purchase Price which is inconsistent with such allocation. The Surviving Corporation and Buyer shall complete, execute and file a Form 8594 in a manner consistent with this Section 1.5. Nothing in this Section 1.5 shall affect any other term or condition of this Agreement or relieve any Party from any of its obligations hereunder, including, but not limited to, its obligations in respect of the Closing (it being understood that the agreement of Holding, Seller and Buyer to an allocation schedule pursuant to this Section 1.5 shall not be a condition precedent to the Closing).

1.6 Purchase Price Adjustments.

(a) The Purchase Price shall be decreased, on a dollar for dollar basis (but without duplication), to the extent that Seller is deemed to have received any Cash Distribution on or after January 1, 2003 through and including the Closing Date in respect of or as a result of (i) the operations of any Asset or (ii) any refinancing or sale or other disposition of any Asset (including, without limitation, but without duplication, any and all Cash Distributions deemed received by Seller from Insignia Opportunity Trust, Insignia Opportunity Partners, Insignia Opportunity Directives, LLC, Insignia Opportunity Partners II, L.P. and Insignia Opportunity Directives II, LLC); provided, however, that the deemed receipt by Seller of any Restricted Cash distributed on or after January 1, 2003 through and including the Closing Date shall not result in any adjustment to the Purchase Price pursuant to this Section 1.6(a), and the Parties acknowledge and agree that Seller shall be entitled to retain such Restricted Cash for its own account. For purposes of this Section 1.6(a), Seller shall be deemed to have received a Cash Distribution only to the extent that, prior to the Closing, the amount thereof has actually been distributed to Seller or a wholly-owned Subsidiary of Seller (other than a Transferred Entity) and all indebtedness of all Subsidiaries in the chain of ownership at or above the level at which the sale or other disposition of an Asset occurred has been repaid in full (other than indebtedness under the Senior Credit Agreement and the Senior Subordinated Credit Agreement), net of all incentive, profit sharing, promote, participation or similar payments that are actually paid or required to be paid to current or former employees or consultants of Seller or any Subsidiary of Seller. Notwithstanding the foregoing, if the net adjustments pursuant to this Section 1.6(a) would otherwise result in a decrease of the Purchase Price in excess of $1,000,000, then such actual amount of the decrease to the Purchase Price pursuant to this Section 1.6(a) shall be reduced by the lesser of (x) 50% of such excess amount or (y) $1,500,000. For example, (i) if the net adjustments pursuant to this Section 1.6(a) resulted in a decrease of the Purchase Price in the amount of $2,000,000, then the actual amount of the decrease to the Purchase Price pursuant to this Section 1.6(a) would be $1,500,000 and (ii) if the net adjustments pursuant to this Section 1.6(a) resulted in a decrease of the Purchase Price in the amount of $5,000,000, then the actual amount of the decrease to the Purchase Price pursuant to this Section 1.6(a) would be $3,500,000.

(b) The Purchase Price shall be increased, on a dollar for dollar basis (but without duplication), to the extent Seller is deemed to have made an additional cash equity investment permitted hereunder in respect of any Asset (without duplication) on or after January 1, 2003 through and including the Closing Date. For purposes of this Section 1.6(b), Seller shall be deemed to have made an additional cash equity investment in respect of an Asset only to the extent that Seller or a wholly-owned Subsidiary of Seller (other than a Transferred Entity) has made an equity contribution of cash to a Transferred Entity.

(c) In the event that Seller or any Subsidiary of Seller is required to make an election (a “Required Election”) pursuant to an Existing Transfer Obligation as to whether to (i) purchase an Equity Interest in an Entity that directly or indirectly owns an Asset (a “Subject Interest”) or (ii) sell a Covered Interest, then Seller shall give Buyer prompt written notice of such requirement, the relevant facts and circumstances relating to the Required Election (including, but not limited to, the requisite time period within which Seller or the applicable Subsidiary of Seller must notify the applicable third party of its election, and the specified purchase price) and, as reasonably requested by Buyer, such other facts and circumstances related to the Required Election. In addition, the following shall apply to any Required Election:

(i) If, in Seller’s, the CB Parties’ and Buyer’s reasonable judgment, the date by which Seller or any Subsidiary of Seller must notify any third party of its determination with respect to a Required Election (the “Determination Date”) is to occur following the Closing Date, then neither Seller nor any such Subsidiary of Seller shall take any action regarding the Required Election (except as may be directed by Buyer pursuant to Section 9.3, if applicable).

(ii) If, in Seller’s, the CB Parties’ and Buyer’s reasonable judgment, the Determination Date is to occur on or prior to the Closing Date, then Buyer shall (x) direct Seller, in writing and prior to the Determination Date, either to elect to (A) purchase the Subject Interest or (B) sell the Covered Interest, in each case, in such a manner as is consistent with the requirements of the Required Election, and subject to the terms of clauses (iii), (iv), (v) and (vi) below, and (y) remit to Seller, together with the foregoing written direction, immediately available funds equal to the purchase price for the Subject Interest, and Seller shall deposit such funds in an interest bearing escrow account pursuant to an escrow arrangement that is reasonably satisfactory to each of the Parties (the “Purchase Deposit”);

(iii) If Buyer directs Seller to purchase the Subject Interest pursuant to clause (ii)(A) above, and the closing of such purchase is to occur at or prior to the anticipated Closing hereunder, then:

(A) Seller shall take all such action as is necessary and required to make the Required Election and arrange to purchase the Subject Interest, and shall purchase the Subject Interest as contemplated herein utilizing the Purchase Deposit, and

(B) if, in Buyer’s and the CB Parties’ reasonable judgment, any required Consent to transfer to Buyer or its designee the Subject Interest purchased by Seller or a Subsidiary of Seller (i) has been obtained, then Seller or any applicable Subsidiary of Seller shall promptly transfer the Subject Interest to Buyer or its designee, free and clear of all Encumbrances at the Closing, or (ii) has not been obtained, then Seller or the applicable Subsidiary of Seller shall hold the Subject Interest for the benefit of Buyer as if such interest was a Restricted Interest under Section 9.3.

(iv) If Buyer directs Seller to purchase the Subject Interest pursuant to clause (ii)(A) above, and the closing of such purchase is to occur after the anticipated Closing hereunder, then:

(A) Seller shall take all such action as is necessary and required to make the Required Election and to purchase the Subject Interest (but not close the transaction to purchase such interest),

(B) If the Closing hereunder occurs and Seller has transferred to Buyer at Closing the Transferred Entity that is party to the subject Existing Transfer Obligation and the closing thereof has not occurred, Seller shall, at the Closing, return to Buyer the Purchase Deposit, together with all accrued interest thereon, and

(C) If the Closing hereunder occurs and Seller has not transferred to Buyer at Closing the Transferred Entity that is party to the subject Existing Transfer Obligation, but rather holds such Covered Interests pursuant to Section 9.3, then Seller shall utilize the Purchase Deposit to acquire the Subject Interest on behalf of Buyer and continue to hold the Subject Interest pursuant to Section 9.3.

(v) If Buyer directs Seller to sell the Covered Interest pursuant to clause (ii)(B) above, then (A) the applicable Covered Interest shall be excluded from the sale to Buyer pursuant to this Agreement in all respects and (B) the purchase price payable by Buyer pursuant to Section 1.2 of this Agreement shall be reduced by an amount equal to the sale price specified in the Required Election and Buyer’s direction to Seller pursuant to clause (ii)(y) above.

(vi) If Seller or any Subsidiary of Seller purchases a Subject Interest as provided herein and the Closing hereunder shall not occur, then Seller or any Subsidiary of Seller shall have the option, exercisable in its sole discretion promptly after the time of determination that the Closing shall not occur, to (x) retain the purchased Subject Interest and promptly reimburse Buyer for the amount of the Purchase Deposit, together with all accrued interest thereon, or (y) take action with respect to the Subject Interest as contemplated by clause (iii)(B) above.

(vii) If Buyer fails to provide to Seller the written direction required by clause (ii)(x) above, then (A) the applicable Covered Interest shall be excluded from the sale to Buyer pursuant to this Agreement in all respects and (B) the purchase price payable by Buyer pursuant to Section 1.2 of this Agreement shall be reduced by an amount equal to the price specified in the Required Election and related notices.

(d) In the event of any material damage to or the destruction of any Asset that is real property (an “Affected Property”) prior to the Closing, Seller shall promptly notify Buyer and the CB Parties thereof. Subject to the terms of the following sentence, Buyer’s obligation to consummate the transactions set forth in this Agreement shall be unaffected by, and shall continue regardless of, any damage to or destruction of any Affected Property prior to Closing. Notwithstanding the foregoing, if any Affected Property shall be damaged by a casualty which is not covered for its full replacement cost (less any deductible) by the all risk insurance policy of the owner of such Affected Property, then Buyer shall have the right to exclude from the Designated Interests being acquired by Buyer pursuant to this Agreement the Covered Interests relating to such Affected Property (the “Affected Interests”), in which case: (i) the Purchase Price shall be reduced by an amount equal to the Pro Rated Book Value of the Affected Property; and (ii) the Affected Interests shall not be sold and transferred to Buyer (or to Newco) at the Closing (or, if the Affected Interests were previously transferred into Newco by Seller or a Subsidiary of Seller, then Newco shall transfer such Affected Interests back to Seller or such Subsidiary of Seller prior to the Closing).

(e) Notwithstanding anything to the contrary contained in this Agreement, the CB Parties shall have the right to exclude from the purchase and sale of the Designated Interests pursuant to this Agreement some or all of the Designated Interests listed on Schedule 1.6(e) of the Disclosure Schedules, in which event the Purchase Price shall be decreased, on a dollar for dollar basis, by the amount set forth on Schedule 1.6(e) of the Disclosure Schedules next to each excluded Designated Interest (but without duplication, to the extent that more than one excluded Designated Interest relates to the same Asset). The CB Parties may exercise the right afforded in this Section 1.6(e) be delivery of written notice to Buyer and Seller no less than ten (10) Business Days prior to the Closing.

(f) Any increase or decrease in the Purchase Price pursuant to this Section 1.6 shall be supported by documentation or other evidence reasonably satisfactory to Buyer and Holding.

1.7 Assumption of Liabilities. At the Closing, Newco shall assume (in the manner contemplated by Section 4.10 below) the liabilities and obligations of the Surviving Corporation pursuant to certain existing agreements to which Seller is a party, with the exact amount of such liabilities and obligations being calculated at the Closing as described on Schedule 1.2(a) of the Disclosure Schedules (the aggregate amount of such liabilities and obligations assumed as of the Closing, the “Final Assumed Liabilities Amount”). As of the date hereof, the Parties estimate that the aggregate amount of liabilities and obligations of the Surviving Corporation pursuant to such existing agreements at the Closing will be $7,860,020 (such estimated aggregate amount of liabilities and obligations, the “Estimated Assumed Liabilities Amount”). If, and to the extent, the Final Assumed Liabilities Amount exceeds the Estimated Assumed Liabilities Amount, the Purchase Price shall be reduced dollar-for-dollar by the amount of such excess. If, and to the extent, the Estimated Assumed Liabilities Amount exceeds the Final Assumed Liabilities Amount, the Purchase Price shall be increased dollar-for-dollar by the amount of such excess.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that:

2.1 Corporate Existence and Power. Seller is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be so qualified would not be reasonably likely to have, individually or in the aggregate, an Asset Material Adverse Effect.

2.2 Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby are within Seller’s corporate powers and have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Board of Directors and the Special Committee thereof have approved this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, assuming that this Agreement constitutes the valid and binding obligation of Buyer, this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

2.3 Non-Contravention. The execution, delivery and performance by Seller of this Agreement do not and will not (a) contravene or conflict with Seller’s certificate of incorporation or by-laws, (b) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Seller by which any of its properties or assets is bound or affected, (c) except with respect to Consents required in connection with the transfer of the Designated Interests hereunder or the failure to so obtain any such Consent or any involuntary and automatic modification of the rights and obligations of

Seller and its Subsidiaries under any joint venture, limited liability company, partnership agreement or similar agreement relating to the Assets (including, without limitation, the requirement to purchase or sell Covered Interests or Assets pursuant to an Existing Transfer Obligation), constitute a breach of or default under (or an event that with notice or lapse of time or both could reasonably be expected to become a breach or default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, concession, franchise, Permit or other similar authorization or joint venture, limited liability company or partnership agreement or other instrument binding upon Seller, Newco or any of their respective properties or assets, or (d) result in the creation or imposition of any Encumbrance on any Designated Interest, or other than, in the case of clauses (b) and (c) taken together, any items that would not be reasonably likely to have, individually or in the aggregate, an Asset Material Adverse Effect.

2.4 Newco. Newco (i) is a Delaware limited liability company organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all limited liability company powers and authority required to own, lease or operate its properties and assets and to carry on its business, and (iii) from its inception through the Closing, will be treated as a “pass-through” entity for federal income tax purposes.

2.5 Ownership of Newco. Immediately prior to the Closing, Seller will own one hundred percent (100%) of the Newco Interests. Immediately prior to the Closing, the Newco Interests (i) will be owned free and clear of any Encumbrance and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of the Newco Interests) and (ii) will have been issued in compliance with all applicable federal, state and foreign securities laws. Excluding the Newco Interests, as of the Closing, Newco shall not have issued, or authorized the issuance of, (x) Equity Interests of Newco, (y) securities of Newco convertible into or exchangeable for Equity Interests of Newco or (z) options, warrants or other rights to acquire from Newco, or obligations of Newco to issue, any Equity Interests of Newco or securities convertible into or exchangeable for Equity Interests of Newco (the items in clauses (x), (y) and (z) being referred to collectively as the “Newco Securities”). As of the Closing, there will be no outstanding agreements or other obligations of Seller to repurchase, redeem or otherwise acquire any Newco Securities.

2.6 No Liabilities. As of the Closing, Newco will have no liabilities whatsoever, except as expressly contemplated by this Agreement, including, without limitation, Section 1.2 and Article 7 hereof.

2.7 Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not require any Consent, Permit of, or registration, declaration or filing with, any Authority by Seller, except for (i) Consents that may be required from the United States Department of Housing and Urban Development or the New York City

Department of Housing Preservation and Development with respect to the transfers of the entities listed in Schedule 2.7(i) of the Disclosure Schedules, (ii) Consents that may be required from any Authority in connection with the Asset listed on Schedule 2.7(ii) of the Disclosure Schedules and (iii) Consents, Permits, registrations, declarations and filings which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, an Asset Material Adverse Effect.

2.8 Merger Payment. Seller acknowledges and agrees that, provided the Closing hereunder occurs prior to or simultaneously with the Merger and the conditions under Section 9.4(b) of the Merger Agreement have been satisfied at or prior to the Closing of the Merger, the Common Merger Consideration (as defined in the Merger Agreement) will be $11.156, subject to adjustment as contemplated by Section 7.4(c) of the Merger Agreement.

2.9 Disclaimer of Other Representations and Warranties. Seller does not make, and has not made, any express or implied representations or warranties in connection with this Agreement and the transactions contemplated hereby other than those expressly set forth herein. Except as expressly set forth herein, no Person has been authorized by Seller to make any representation or warranty relating to Seller or its business, or otherwise in connection with this Agreement and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Seller.

ARTICLE 2A

REPRESENTATIONS AND WARRANTIES OF THE CB PARTIES

The CB Parties jointly and severally represent and warrant to Buyer that:

2A.1 Corporate Existence and Power. Each of the CB Parties is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and authority required to own, lease and operate its properties and assets and carry on its business as now conducted. Each of the CB Parties is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be qualified would not be reasonably likely to have, individually or in the aggregate, a CB Parties Material Adverse Effect.

2A.2 Corporate Authorization. The execution, delivery and performance by each of the CB Parties of this Agreement and the consummation by each of them of the transactions contemplated hereby are within the corporate powers of each of the CB Parties and have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of any CB Party are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the CB Parties and assuming that this Agreement constitutes the valid and binding obligation of Buyer, this Agreement constitutes a valid and binding agreement of each of the CB Parties, enforceable in accordance with its terms.

2A.3 Governmental Authorization. The execution, delivery and performance by each of the CB Parties of this Agreement and the consummation by each of the CB Parties of the transactions contemplated hereby will not require any Consent, Permit of, or registration, declaration or filing with, any Authority by any CB Party other than Consents, Permits, registrations, declarations and filings which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a CB Parties Material Adverse Effect.

2A.4 Non-Contravention. The execution, delivery and performance by the CB Parties of this Agreement and the consummation by each of the CB Parties of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or by-laws of any CB Party, (b) contravene or conflict with, or constitute a violation of, any provision of Law, binding upon or applicable to any CB Party or by which any of their respective properties or assets is bound or affected, (c) except with respect to Consents which are addressed in Section 9.3 below, constitute a breach or default under (or an event that with notice or lapse of time or both could reasonably become a breach or default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, license, concession, franchise, joint venture, limited liability company or partnership agreement or other instrument binding upon, any CB Party or their respective properties or assets, or (d) result in the creation or imposition of any Encumbrance on any asset of any of the CB Parties other than, in the case of clauses (b), (c) and (d) taken together, any such items that would not be reasonably likely to have, individually or in the aggregate, a CB Parties Material Adverse Effect.

2A.5 Merger Payment. The CB Parties acknowledge and agree that, provided the Closing hereunder occurs prior to or simultaneously with the Merger and the conditions under Section 9.4(b) of the Merger Agreement have been satisfied at or prior to the Closing of the Merger, the Common Merger Consideration (as defined in the Merger Agreement) will be $11.156, subject to adjustment as contemplated by Section 7.4(c) of the Merger Agreement.

2A.6 Disclaimer of Other Representations and Warranties. No CB Party makes, or has made, any express or implied representations or warranties in connection with this Agreement and the transactions contemplated hereby other than those expressly set forth herein. Except as expressly set forth herein, no Person has been authorized by any CB Party to make any representation or warranty relating to any CB Party or their respective businesses, or otherwise in connection with this Agreement and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by any CB Party.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the CB Parties that:

3.1 Existence and Power. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all limited liability company powers and authority required to own, lease and operate its properties and assets and to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property and assets owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be so qualified would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

3.2 Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within Buyer’s limited liability company powers and have been duly and validly authorized by all necessary limited liability company action, and no other proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and assuming that this Agreement constitutes the valid and binding obligation of Seller and each CB Party, this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

3.3 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement do not and will not (a) contravene or conflict with Buyer’s certificate of formation or limited liability company agreement, (b) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Buyer by which any of its properties or assets is bound or affected, (c) constitute a breach of or default under (or an event that with notice or lapse of time or both could reasonably be expected to become a breach or default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, concession, franchise, Permit or other similar authorization or joint venture, limited liability company or partnership agreement or other instrument binding upon Buyer or its properties or assets, or (d) result in the creation or imposition of any Encumbrance on any asset of Buyer, or other than, in the case of clauses (b), (c) and (d) taken together, any items that would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer has provided to Seller and the CB Parties a true and complete copy of the Consent and Release of Lehman Brothers Holdings Inc. (“Lehman”) dated as of May 27, 2003 relating to (i) the transfer of the mortgaged property or any interest therein owned by IN-USVI, LLC (“IN-USVI”) to Newco or to Buyer, in connection with the Loan Agreement, dated as of July 10, 2002, between Lehman and IN-USVI (the “Loan Agreement”), and (ii) the release by Lehman, effective upon the Closing, of the guarantee by Seller of certain obligations of IN-USVI under the Loan Agreement (the “Nautica Consent and Release”). The Nautica Consent and Release has not been changed, amended or modified prior to the date hereof.

3.4 Accredited Investor. Buyer is acquiring the Designated Interests for its own account. Buyer acknowledges that the Designated Interests have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Buyer is an “accredited investor” as defined in Regulation D under the Securities Act. Buyer understands that the Designated Interests have not been approved or disapproved by the United States Securities and Exchange Commission, by any federal or state agency or by any Authority outside of the United States.

3.5 Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby will not require any Consent, Permit of, or registration, declaration or filing with, any Authority by Buyer, except (i) for Consents that may be required from the United States Department of Housing and Urban Development or the New York City Department of Housing Preservation and Development with respect to the transfers of the entities listed in Schedule 2.7(i) of the Disclosure Schedules, (ii) Consents that may be required from any Authority in connection with the Asset listed on Schedule 2.7(ii) of the Disclosure Schedules and (iii) Consents, Permits, registrations, declarations and filings which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

3.6 No Knowledge of Seller Misrepresentation. To Buyer’s Knowledge on the date hereof, no representation or warranty of Seller contained in Article 2 hereof is untrue, incomplete or inaccurate.

3.7 No Knowledge of Pending Claims. Except as set forth in the Merger Agreement or in any Company Disclosure Schedule to the Merger Agreement, or in any filing made by Seller with the Securities and Exchange Commission under the Exchange Act subsequent to December 31, 2002 and prior to the date of this Agreement or in Schedule 3.7 of the Disclosure Schedules, to Buyer’s Knowledge on the date hereof, there is no (a) adverse claim, action or proceeding pending or threatened in writing against Seller or any Subsidiary relating to the Assets or the Covered Interests or (b) any outstanding guarantee, letter of credit, cross-indemnification obligation or similar type of credit support provided by Seller or any of its Subsidiaries (other than Transferred Entities) relating to any of the Assets or the Covered Interests.

3.8 Financing. Buyer has received executed subscription agreements (the “Subscription Agreements”) pursuant to which the subscribers named therein have committed, upon the terms and subject to the conditions set forth therein, to provide to Buyer cash financing sufficient to pay the portion of the Purchase Price described in Section 1.2(b) of this Agreement. It is the good faith belief of Buyer that the financing contemplated by the Subscription Agreements will be obtained. It is the good faith belief of Buyer that condition 4 of the Nautica Consent and Release will be satisfied as of the Closing.

3.9 No Encumbrances. To Buyer’s Knowledge on the date hereof, no Covered Interest is subject to any Encumbrance other than Encumbrances under the Senior Credit Agreement or the Senior Subordinated Credit Agreement.

3.10 Control of Buyer. At the time of the Closing, Andrew L. Farkas will “control” (as such term is defined in the Nautica Consent and Release) Buyer.

3.11 Disclaimer of Other Representations and Warranties. Buyer does not make, and has not made, any express or implied representations or warranties in connection with this Agreement and the transactions contemplated hereby other than those expressly set forth herein. Except as expressly set forth herein, no Person has been authorized by Buyer to make any representation or warranty relating to Buyer or its business, or otherwise in connection with this Agreement and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Buyer.

ARTICLE 4

PRE-CLOSING COVENANTS

4.1 The Designated Interests. Not later than five (5) Business Days prior to the Closing, Buyer shall send Seller and the CB Parties a written notice identifying in reasonable detail the following information: (1) exactly which Covered Interests Buyer has selected to acquire pursuant to this Agreement (which must (i) include each of the Covered Interests listed on Schedule 4.1 of the Disclosure Schedules, (ii) collectively constitute Seller’s entire economic interest in all of the Assets, subject to the provisions of Section 1.6 and (iii) include any Transferred Entity that is party to an Existing Transfer Obligation that has been triggered and is then subject to the provisions of Section 1.6(c)); and (2) which of such selected Covered Interests (x) Buyer is directing Seller to transfer or cause to be transferred to Newco prior to the Closing, (y) Buyer is directing Seller to transfer or cause to be transferred directly to Buyer at the Closing, and (z) will not be transferred and assigned to Newco or to Buyer at the time of Closing, but rather will continue to be held, directly or indirectly, by Seller after the Closing as contemplated by and in accordance with the terms of Section 9.3 below; provided, however, that the only Covered Interests that Buyer may require Seller to continue to hold pursuant to the foregoing clause (z) are Covered Interests with respect to which Buyer has reasonably concluded that a Consent to transfer pursuant to this Agreement is required but has not been obtained on terms reasonably acceptable to Buyer. Notwithstanding the foregoing, if the CB Parties reasonably determine that a necessary Consent has not been obtained with respect to the transfer of any Covered Interest, the CB Parties may elect to have Seller continue to hold such Covered Interest in accordance with the terms of Section 9.3. For the avoidance of doubt, nothing in this Section 4.1 shall in any way affect the Purchase Price payable by Buyer pursuant to this Agreement.

4.2 Conduct of Business Generally. Except to the extent contemplated by this Agreement, Seller shall in all material respects carry on its business relating to the Assets and the Covered Interests consistent with past practices, in good faith.

4.3 Absence of Material Changes. From and after the date hereof, except as expressly set forth in this Agreement, without the prior written consent of Buyer, Seller shall not cause or permit:

(a) the sale, assignment or transfer of any Covered Interest, any direct or indirect economic interest in any Covered Interest or the real property Asset known as “Brookhaven Village Shopping Center,” other than transfers (i) to Newco or Buyer as contemplated under this Agreement (including, without limitation, as provided in Section 9.3 hereof), (ii) in connection with an Acquisition Proposal as provided in Article 8 hereof, (iii) pursuant to an Existing Transfer Obligation, and (iv) as permitted by clause (g) below;

(b) a knowing cancellation of any material debt or claim of Seller or any Subsidiary of Seller (to the extent that Seller has the ability to control such Subsidiary) relating to the Covered Interests;

(c) a knowing waiver by Seller or any Subsidiary of Seller (to the extent that Seller has the ability to control such Subsidiary) of any material right that would affect the value of the Covered Interests or otherwise relates to the Assets, other than a material right that Seller, after consultation with Buyer and in good faith, has concluded the waiver of which is reasonably likely to increase or preserve the value of such Covered Interests;

(d) except as permitted under clause (g) below, any modification, amendment, alteration or termination of any Contract that primarily relates to any Asset or Covered Interest of a material value or is material in amount;

(e) the knowing taking of any action or the failure to act when action was required if such action or inaction would result in a material breach or default under any Contract related to any Asset or Covered Interest;

(f) any change to the membership of any investment committee or approval body in respect of any Asset or Covered Interest (other than due to the termination of the employment of any member of such committee or body); or

(g) the issuance of any additional or new Employee Profit Participation Interests or other similar interests in respect of any Asset or Covered Interest, except as permitted under the Merger Agreement as in effect on the date hereof.

For the avoidance of doubt, nothing in this Section 4.3 shall prohibit Seller from causing or permitting (by means of granting consent or otherwise) the sale, financing or refinancing of any real property Asset other than the real property Assets identified on Schedule 4.3 of the Disclosure Schedules.

4.4 Compliance with Laws. Seller shall, and shall cause Newco to, use reasonable commercial efforts to comply in all material respects with all Laws and regulations which are applicable to them, their ownership of the Covered Interests and will perform and comply in all material respects with all Contracts, commitments and obligations by which they are bound related to the Assets and the Covered Interests, in each case consistent with Seller’s past practices.

4.5 Buyer Actions. Any misrepresentation or breach of any warranty or covenant hereunder by Seller that is directly attributable to a knowing act or failure to act when action is required by Buyer, any Island Principal or Jeffrey P. Cohen (or any act or omission undertaken at the express direction, or with the express consent, of any such Person) shall not be deemed to be a misrepresentation or breach of warranty or covenant by Seller.

4.6 Consents and Releases. Buyer, Seller and the CB Parties agree that, following the execution and delivery of this Agreement, (i) Buyer shall use its Best Efforts to obtain as soon as reasonably practicable all Consents necessary for Seller to effect the sale and transfer of the Designated Interests to Buyer hereunder, (ii) each of Seller and the CB Parties shall reasonably cooperate with Buyer with respect to, and use their respective Best Efforts to assist Buyer or its representatives in, obtaining all such Consents and (iii) Buyer shall reasonably cooperate with Seller and the CB Parties in their efforts to obtain Releases, it being agreed, however, that the foregoing shall not require any Party to pay any amount of money or assume any liability or obligation for any such Consent or Release, except for (x) de minimis incremental expenses and (y) in connection with any Release, if requested by any third party providing such a Release, the assumption by Buyer or one or more of the Transferred Entities of an existing underlying guarantee or indemnification obligation (without enlargement of the scope or nature of such obligation) with respect to such Release, but solely to the extent that the assumption of any such obligation pertains to facts, circumstances or events that (A) occur or arise after the Closing Date and (B) are in the control of Buyer or a Transferred Entity and do not in any way relate to any property management or other matters or actions or inactions of Holding or its Subsidiaries from and after the Closing. Buyer agrees that it shall keep Seller and the CB Parties reasonably informed of its progress in obtaining Consents and shall offer each of Seller and the CB Parties an opportunity to have one representative of Seller and one representative of the CB Parties attend and observe all material meetings and telephone calls regarding the obtaining of such Consents held between Buyer and/or its representatives, on the one hand, and the party whose Consent is being sought, on the other hand. Each of Buyer, Seller and the CB Parties acknowledges that, pursuant to Section 8.1 of the Merger Agreement, Seller and the CB Parties are obligated to use commercially reasonable efforts to obtain Consents from third parties with respect to the consummation of the transactions contemplated by the Merger Agreement and that such efforts by Seller and the CB Parties shall not be deemed to be a violation by either Seller or the CB Parties of their obligations under this Section 4.6.

4.7 Restructuring of Covered Interests Prior to Closing. Between the date of this Agreement and the Closing, Seller shall reasonably cooperate with a request by the CB Parties that Seller transfer Covered Interests (other than in respect of Transferred Entities) to one or more wholly-owned Subsidiaries of Seller, but only if such transfer is necessary to facilitate the transfer of the Designated Interests to Buyer or Newco pursuant to Section 4.1 or Section 9.3 of this Agreement or to prevent any transfer of Designated Interests to Buyer or Newco or any of its Subsidiaries after the Closing pursuant to Section 9.3 of this Agreement from being covered by Section 4.06 of the Indenture, dated as of June 7, 2001, among Parent (as successor by merger to BLUM CB Corp.), Holding, the other guarantors party thereto and State Street Bank and Trust Company of California, N.A., as Trustee. Notwithstanding the foregoing, in no event shall Seller be required or permitted to effect the transfer of any Covered Interest pursuant to this Section 4.7 if such transfer would, in the reasonable opinion of Buyer or Seller: (a) require a Consent, (b) invalidate or nullify any Consent that has been obtained in connection with this Agreement, (c) cause any additional Consent to be required with respect to the consummation of the other transactions contemplated by this Agreement, (d) constitute a breach or default with respect to any joint venture, limited liability company, partnership agreement or similar agreement relating to the Assets, or (e) impair the value of any Asset or otherwise adversely affect any right of Buyer under this Agreement.

4.8 Participation Interests. The Parties agree that Section 7.6(b) of the Merger Agreement (Certain Existing Obligations) may not be amended without the prior written consent of Buyer.

4.9 Certain Employees.

(a) Set forth on Schedule 4.9(a) of the Disclosure Schedules is a list of certain employees of Seller to whom Buyer is expressly permitted to extend offers to become employees of, or independent contractors to, Buyer (or an Affiliate of Buyer) upon consummation of the Closing. Seller hereby waives (i) effective immediately, any non-solicit provisions in favor of Seller and/or its Subsidiaries that are applicable to Buyer (or any Affiliate or employee of Buyer) and/or such individuals with respect to such solicitations of employment, and (ii) effective upon the Closing, any non-hire and/or non-compete provisions in favor of Seller and/or its Subsidiaries that are applicable to Buyer, any of the Island Principals, Jeffrey P. Cohen and/or any such individuals with respect to their hiring by Buyer (or an Affiliate of Buyer) after the Closing, and agrees that such individuals shall be permitted to be hired by Buyer (or an Affiliate of Buyer) upon the consummation of the Closing. The Parties agree that Seller shall have the right, upon reasonable request, to review (but not to approve) the terms and conditions of any such offers of employment made by Buyer. With respect to each such individual who is actually hired by Buyer or an Affiliate of Buyer at or within thirty (30) days following the Closing: (i) Seller waives any non-compete and confidentiality provisions contained in any employment agreement, retention agreement or similar arrangement between Seller (or any Subsidiary of Seller) and such individual to the extent any such provision relates to the Assets; (ii) Seller, the CB Parties and the Surviving Corporation agree not to solicit to hire, or extend an offer to hire, such individual as an employee, independent contractor, or otherwise for a period of two (2) years from and after the Closing Date; (iii) Seller agrees to pay to such individual the severance or other similar amount that such Person would have received pursuant to the employment agreement, retention agreement or similar arrangement between Seller (or any Subsidiary of Seller) and such individual or, if none, Seller’s severance policy as in effect on the date hereof, in each case, as if such individual were terminated by Seller without cause and in connection with the Merger as of the Closing; (iv) if such employee elects to participate in any of the Surviving Corporation’s or the CB Parties’ health insurance plans pursuant to COBRA, the CB Parties agree to waive and not to charge any administrative fee permitted under COBRA with respect to such employee; and (v) Buyer agrees to use its Best Efforts to obtain from such individual a release in favor of Seller with respect to any Employee Profits Participation Interest held by such individual, in the form of Exhibit A attached hereto (a “Profits Participation Interest Release”).

(b) Set forth on Schedule 4.9(b) of the Disclosure Schedules is the name of an executive officer of Seller, which individual will continue to be a party to an employment/consulting agreement with the Surviving Corporation after the closing of the Merger. Seller and the CB Parties agree (i) to permit such individual to become a principal and/or employee of Buyer (or an Affiliate of Buyer), and/or an equity holder of Buyer or an Affiliate of Buyer (in each case, waiving any applicable non-solicit, non-hire and/or non-compete provisions applicable to Buyer (or any Affiliate or employee of Buyer) and/or such individual with respect to such employment, and waiving any confidentiality provisions applicable to such individual in respect of, and to the extent they relate to, the Assets) and (ii) that such arrangements will not otherwise affect any of the rights or obligations of the parties under such employment/consulting agreement.

(c) For the purposes of this Section 4.9, the term “Affiliate of Buyer” shall mean any Affiliate of Buyer that is not engaged in any commercial real estate brokerage activities.

4.10 Executive Management Employment Agreements. The Parties acknowledge that, simultaneously with the execution and delivery of this Agreement, Seller, on the one hand, and each Island Principal, on the other hand, have executed and delivered amendments to the respective employment agreements between the Island Principals and Seller, in the forms of Exhibit B, Exhibit C and Exhibit D attached hereto (each, an “Island Principal Amendment”).

4.11 Newco Foreign Qualification to Do Business. Seller shall take all actions required to cause Newco to be duly qualified or licensed to do business as a foreign entity in each jurisdiction that Buyer shall reasonably request at least fifteen (15) Business Days prior to the Closing, and but for the passage of time, Newco shall be so qualified prior to the Closing.

4.12 Certain Entities. Seller agrees to, in a manner and on terms reasonably satisfactory to Buyer and the CB Parties, convert each entity to be transferred pursuant to this Agreement from a corporation into a New York or Delaware limited liability company taxable as a partnership prior to the contribution of such entities to Newco (if applicable) or the transfer of such entities directly to Buyer at the Closing or after the Closing pursuant to Section 9.3 hereof, as the case may be, including, without limitation, the entities identified on Schedule 4.12 of the Disclosure Schedules (but excluding Insignia Yacht Haven Corp., Insignia USVI Corp. and Insignia Nautica, Inc.), provided that Buyer provides written notice to Seller or the Surviving Corporation, as applicable, requesting such conversion at least fifteen (15) Business Days prior to the intended transfer pursuant to Section 4.1 or Section 9.3, as the case may be.

4.13 Information Rights. From and after the execution and delivery of this Agreement, Seller shall provide to Buyer and the CB Parties, no later than ten (10) Business Days following the end of each calendar month, statements describing all activity during the month to Seller’s Knowledge that would result in a purchase price adjustment under Section 1.6 hereof, and shall further provide to Buyer such other information and data relating to the Assets and the Covered Interests as Buyer shall reasonably request.

4.14 Public Statements. Between the date of this Agreement and the Closing, each of the Parties shall discuss and coordinate with respect to any public filing or announcement required concerning any of the transactions contemplated by this Agreement. No public filing or announcement concerning any of the transactions contemplated by this Agreement shall be made by any Party without the consent of the other Parties, except as otherwise required by law, regulation, the rules of the New York Stock Exchange or fiduciary duty.

4.15 Voluntary Exercise of Certain Rights. Between the date of this Agreement and the Closing, Seller shall not voluntarily elect to trigger any buy/sell or similar contractual right of Seller or any Subsidiary of Seller in respect of any Covered Interest.

4.16 No Amendments. Buyer shall not agree to or cause any change, amendment or modification to be made to, or any waiver of any provision or remedy under, the Nautica Consent and Release or any of the Island Principal Amendments without the prior written consent of each of Seller and the CB Parties.

4.17 No Loans. Between the date of this Agreement and Closing, without the prior consent of Buyer, neither Seller nor any of its Subsidiaries (other than a Transferred Entity) shall directly or indirectly make any new loan to, or guarantee any new obligation of, the Assets or any Entity that has issued a Covered Interest; provided, however, that with respect to the refinancing of existing indebtedness with respect to any Asset, Seller shall have the right to enter into substitute recourse guarantees (by the same guarantors) that are substantially the same as the prior recourse guarantees made by the same guarantors in effect as of the date hereof with respect to such Asset. Nothing in this Section 4.17 shall affect any rights of the CB Parties, or any obligations of Seller, under the Merger Agreement.

4.18 Assumption Agreement. Buyer agrees to execute and deliver to Lehman prior to the Closing the following: (a) the assumption agreements contemplated by conditions 2 and 3 of the Nautica Consent and Release, in each case in a form that is reasonably satisfactory to Lehman and Buyer, and (b) the Reaffirmation of Loan Documents (as defined in condition 5 of the Nautica Consent and Release), in a form that is reasonably satisfactory to Lehman and Buyer.

4.19 Distribution of Pre-2003 Cash. Prior to the Closing, Seller shall cause all Pre-2003 Cash to be distributed to and held by any one or more Subsidiaries of Seller (other than any Transferred Entity).

4.20 General. Each Party will use its Best Efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement and cause its representations and warranties to be true and its covenants and agreements to be performed on and as of the Closing Date.

ARTICLE 5

CONDITIONS TO OBLIGATIONS OF BUYER

The obligations of Buyer to effect the Closing under this Agreement are subject to the fulfillment, on the Closing Date, of the following conditions precedent, each of which may be waived in writing at the sole discretion of Buyer.

5.1 Merger. Each of Seller and the CB Parties shall have determined, in its reasonable judgment, that the conditions to the closing of the Merger, as set forth in the Merger Agreement, shall have been satisfied or waived and the Merger is ready to be consummated. The Merger, when consummated, shall be on economic terms and provisions no less favorable to the stockholders of Seller than the economic terms and provisions of the Merger Agreement as in effect on the date hereof.

5.2 Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations. The representations and warranties of Seller and the CB Parties shall be true and correct in all material respects (except that each representation or warranty that is qualified by materiality or any similar qualification shall be true and correct in all respects) on the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of each such date (or, to the extent such representations and warranties speak as of an earlier date, as of such earlier date), except for any changes permitted or contemplated by the terms hereof or consented to in writing by Buyer. Seller and the CB Parties shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by them prior to or on the Closing Date.

5.3 Corporate Proceedings. All corporate and other proceedings required to be taken on the part of the CB Parties, Seller and Newco to authorize this Agreement and the transactions contemplated hereby shall have been taken.

5.4 No Injunction; Adverse Proceedings. No Authority shall have issued any Law or taken any action then in effect that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated hereby.

5.5 Required Consents. The Consents identified on Schedule 5.5 of the Disclosure Schedules shall have been obtained and be in full force and effect.

5.6 No Material Adverse Change. As of the Closing and since the date of this Agreement, no material adverse change in the financial condition or operations of the Assets (the determination of whether there has occurred any such material adverse change with respect to the Assets, taken as a whole, shall be based solely upon the aggregate effect on the economic value of all of the Covered Interests, taken as a whole) shall have occurred; provided, however, that the foregoing shall exclude any material adverse change arising out of, attributable to or resulting from:

(i) the announcement of discussions among the Parties regarding the transactions contemplated hereby, the announcement of any other actual or proposed Acquisition Proposal, the announcement of this Agreement or the transactions contemplated hereby, or any suit, action or proceeding arising out of or in connection with this Agreement (other than any cause of action brought by Buyer with respect to any breach of this Agreement);

(ii) the failure to obtain any Consents to the transfer of the Designated Interests to Buyer, other than the required Consents identified on Schedule 5.5 of the Disclosure Schedules;

(iii) conditions generally affecting the business or industry in which Seller or its controlled Affiliates or the Assets operate;

(iv) general economic, political or financial markets conditions;

(v) any outbreak, continuation or escalation of hostilities (including, without limitation, any declaration of war by the U.S. Congress) or acts of terrorism;

(vi) the commencement of any action or proceeding by or before any Authority, or by any Person which seeks to challenge, restrain or prohibit or invalidate the transactions contemplated by this Agreement;

(vii) any action or inaction with respect to the Assets or Covered Interests undertaken by Seller that is specifically waived or consented to in writing by Buyer;

(viii) any adverse change in the financial condition or operations of any Asset or Covered Interest resulting directly from the intentional action or failure to act when action was required by Buyer, any Island Principal or Jeffrey P. Cohen (or any act or omission undertaken at the express direction, or with the express consent, of any such Person);

(ix) any adverse development regarding the pending litigation described on Schedule 5.7(ix) of the Disclosure Schedules insofar as such developments relate to the issues specifically identified on Schedule 5.7(ix) of the Disclosure Schedules, or any new litigation, claim or dispute relating to such issues;

(x) any Existing Transfer Obligation;

(xi) the sale, financing or refinancing of any Asset or Covered Interest if such sale, financing or refinancing is not within the control of Seller; and

(xii) any damage to or destruction of any Asset, subject to the provisions of Section 1.6(e) of this Agreement.

5.7 Closing Deliveries. Seller (and for purposes of clause (ix) below, the CB Parties) shall do the following at or prior to the Closing:

(i) deliver to Buyer instruments of assignment, in form and substance reasonably satisfactory to Buyer, evidencing the valid transfer to Buyer of the Designated Interests being transferred;

(ii) to the extent in the control of Seller, deliver to Buyer all financial records, equity ownership ledgers, minute books, corporate seals and all other books and records of Newco and the entities in which the Designated Interests represent equity interests, or otherwise relating or pertaining to the Assets;

(iii) if requested by Buyer in a notice at least three (3) Business Days prior to the Closing, deliver to Buyer resignations of some or all of the managers and officers of Newco and/or the appointment of new managers or officers, effective as of the Closing;

(iv) deliver to Buyer certificates of the Secretary of Seller attesting to the incumbency of its officers and the authenticity of the resolutions authorizing the transactions contemplated by the Agreement;

(v) deliver to Buyer a certificate of an executive officer of Seller unaffiliated with Buyer affirming satisfaction of the conditions specified in Sections 5.2 and 5.3.;

(vi) deliver to Buyer certificates of the Secretary of State of Delaware as to the legal existence and good standing of Seller and Newco respectively;

(vii) deliver to Buyer cross receipt executed by Seller;

(viii) deliver to Buyer an affidavit from Seller stating, under the penalty of perjury, its United States taxpayer identification number and that it is not a foreign person, pursuant to Section 1445(b)(2) of the Code; and

(ix) deliver to Buyer such other certificates, documents, instruments and agreements as Buyer shall deem necessary in its reasonable discretion in order to effectuate the transactions contemplated herein, in form and substance reasonably satisfactory to Buyer.

ARTICLE 6

CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller to effect the Closing under this Agreement are subject to the fulfillment, on the Closing Date, of the following conditions precedent, each of which may be waived in writing at the sole discretion of Seller (provided that Seller has obtained the prior written consent of the CB Parties to grant such waiver).

6.1 Merger. Each of Seller and the CB Parties shall have determined, in its reasonable judgment, that the conditions to the closing of the Merger, as set forth in the

Merger Agreement, shall have been satisfied or waived and the Merger is ready to be consummated.

6.2 Continued Truth of Representations and Warranties; Compliance with Covenants and Obligations. The representations and warranties of Buyer shall be true and correct in all material respects (except that each representation or warranty that is qualified by materiality or any similar qualification shall be true and correct in all respects) on the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of each such date (or, to the extent such representations and warranties speak as of an earlier date, as of such earlier date), except for any changes permitted or contemplated by the terms hereof or consented to in writing by Seller. Buyer shall have performed and complied with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

6.3 Corporate Proceedings. All limited liability company proceedings required to be taken on the part of Buyer to authorize this Agreement and the transactions contemplated hereby shall have been taken.

6.4 No Injunction; Adverse Proceedings. No Authority shall have issued any Law or taken any action then in effect that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated hereby.

6.5 Nautica Consent and Release. Seller and the CB Parties shall have received reasonable evidence that the conditions to the Nautica Consent and Release have been satisfied or waived and the Nautica Consent and Release will be effective as of the Closing.

6.6 Releases. Each of the Island Principals and Jeffrey P. Cohen shall have delivered to Seller and the CB Parties a release in the form attached hereto as Exhibit E at or prior to the Closing.

6.7 Closing Deliveries. Buyer shall do the following at or prior to the Closing:

(i) deliver the Purchase Price to Seller, as provided in Section 1.2(b) hereof;

(ii) deliver to Seller the Profits Participation Interest Releases (to the extent such releases have been obtained);

(iii) deliver to Seller a certificate of the managing member of Buyer attesting to the authorization of Buyer to consummate the transactions contemplated by this Agreement;

(iv) deliver to Seller a certificate of the managing member of Buyer affirming satisfaction of each the conditions specified in Section 6.2 and Section 6.3.;

(v) a certificate of the Secretary of State of the State of Delaware as to the good standing of Buyer;

(vi) deliver to Seller a cross receipt executed by Buyer;

(vii) execute and deliver the Cash Collateral Agreement; and

(viii) deliver to Seller such other certificates, documents, instruments and agreements as each of Seller or the CB Parties shall deem necessary in their reasonable discretion in order to effectuate the transactions contemplated herein, in form and substance reasonably satisfactory to Seller and the CB Parties.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification.

(a) Subject to Section 7.1(e), from and after the date of this Agreement Seller (and following the closing of the Merger (if any) the Surviving Corporation) shall indemnify and hold harmless the Buyer Indemnified Parties from and against all Losses:

(i) arising out of, caused by or resulting from (x) any misrepresentation or breach of any representation or warranty made by Seller in this Agreement, (y) any breach of, or failure to perform, any covenant, agreement or obligation of Seller contained in this Agreement or (z) the facts that (1) any Buyer Indemnified Party is or was an officer, director or employee of Seller and (2) this Agreement was entered into by the Parties and/or any or all of the transactions contemplated by this Agreement were consummated; provided, however, that nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights of Seller to make any claim under any directors’ and officers’ insurance policy that is or has been in existence with respect to Seller or any of its officers, directors or employees; or

(ii) incurred by any Buyer Indemnified Party as a result of any third party claim against any Buyer Indemnified Party or Asset Owner if, but only to the extent that, such claim and the resultant Losses arise out of, are caused by or result from (A) the ownership, use or operation of the Designated Interests or Assets at or prior to the Closing (but solely to the extent of such ownership, use or operation at or prior to the Closing) or any action or failure to act when action was required at or prior to the Closing (but solely to the extent such action or failure to act occurred at or prior to the Closing) by Seller or any of its Affiliates (or any of their respective employees or other agents), it being understood and agreed that with respect to the Asset known as “Yacht Haven” any physical condition (including, without limitation, contamination or other latent defects) (“Physical Conditions”) existing at such Asset at the time of or prior to the Closing shall not in and of itself give rise to any indemnification claim pursuant to this clause (A) unless and only to the extent such condition (x) came into existence as a result of any action by Seller or any of its Affiliates (or any of their respective employees or agents) or failure to act when action was legally or contractually required on the part of Seller or any Affiliate of Seller (or any of their respective employees or agents) or (y) was exacerbated by any action of any employee or agent of Seller or any Affiliate of Seller, (B) the failure to obtain any Consent required in connection with the Merger (other than those Consents identified in Schedule 7.1(a) of the Disclosure Schedules) or (C) the matters set forth on Schedule 7.1(b) of the Disclosure Schedules, but only to the extent therein described; except in the case of either clause (A) or (B) for Losses arising out of, caused by or resulting from any of the following: (1) the failure of Seller or the Surviving Corporation to obtain any Consent that may have been required to transfer any Designated Interest hereunder (but not excepting any Consent required in connection with the Merger); (2) the continued ownership, use or operation, or action or failure to act when action was required, by Seller of any Restricted Interests after the Closing pursuant to Section 9.3 of this Agreement (but not excepting any Losses resulting from a breach by Seller, the Surviving Corporation or any CB Party of their respective obligations under this Agreement); (3) an act or failure to act when action was required prior to the Closing by Buyer, any Island Principal or Jeffrey P. Cohen (or any act or failure to act undertaken at the express direction, or with the express consent, of any such Person); (4) matters with respect to which any SC Indemnified Party is entitled to be indemnified by Buyer pursuant to Section 7.1(c) below; (5) the matters identified on Schedule 5.7(ix) of the Disclosure Schedules (but only to the extent so identified); (6) any matter, event or circumstance that constitutes a breach of the representations and warranties in Section 3.6, Section 3.7 or Section 3.9 of this Agreement (regardless of whether such representations and warranties have terminated pursuant to Section 7.2 of this Agreement); or (7) any third party claim relating to the operation of an Asset in the ordinary course of business so long as the resulting Losses to the Buyer Indemnified Parties are not material.

(b) Subject to Section 7.1(e), from and after the Closing and the closing of the Merger, the CB Parties, jointly and severally with the Surviving Corporation, shall indemnify and hold harmless the Buyer Indemnified Parties from and against all Losses:

(i) arising out of, caused by or in any way resulting from (x) any misrepresentation or breach of any representation or warranty made by Seller or any CB Party in this Agreement, (y) any breach of, or failure to perform, any covenant, agreement or obligation of Seller or any CB Party contained in this Agreement, or (z) the facts that (1) any Buyer Indemnified Party is or was an officer, director or employee of Seller and (2) this Agreement was entered into by the Parties and/or any or all of the transactions contemplated by this Agreement were consummated; provided, however, that the obligation of the CB Parties to indemnify the Buyer Indemnified Parties pursuant to this Section 7.1(b)(i)(z) shall be secondary to such obligation of the Surviving Corporation and shall arise only if the Surviving Corporation shall fail to promptly provide such indemnification to the Buyer Indemnified Parties; and provided, further that nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights of Seller to make any claim under any directors’ and officers’ insurance policy that is or has been in existence with respect to Seller, the Surviving Corporation, the CB Parties or any of their respective officers, directors or employees.

(ii) incurred by any Buyer Indemnified Party as a result of any third party claim against any Buyer Indemnified Party or Asset Owner if, but only to the extent that, such claim and the resultant Losses arise out of, are caused by or result from (A) the ownership, use or operation of the Designated Interests or Assets at or prior to the Closing (but solely to the extent of such ownership, use or operation at or prior to the Closing) or any action or failure to act when action was required at or prior to the Closing (but solely to the extent such action or failure to act occurred at or prior to the Closing) by the Surviving Corporation, any CB Parties or any of their respective Affiliates (or any of their respective employees or other agents), it being understood and agreed that with respect to the Asset known as “Yacht Haven” any Physical Condition existing at such Asset at the time of or prior to the Closing shall not in and of itself give rise to any indemnification claim pursuant to this clause (A) unless and only to the extent such condition (x) came into existence as a result of any action by the Surviving Corporation, any CB Party or any of their respective Affiliates (or any of their respective employees or agents) or failure to act when action was legally or contractually required on the part of the Surviving Corporation, any CB Party or any of their respective Affiliates (or any of their respective employees or agents) or (y) was exacerbated by any action of any employee or agent of the Surviving Corporation, any CB Party or any of their respective Affiliates, (B) the failure to obtain any Consent required in connection with the Merger (other than those identified in Schedule 7.1(a) of the Disclosure Schedules) or (C) the matters set forth on Schedule 7.1(b) of the Disclosure Schedules, but only to the extent therein described; except in the case of either clause (A) or (B) for Losses arising out of, caused by or resulting from any of the following: (1) the failure of Seller or the Surviving Corporation to obtain any Consent that may have been required to transfer any Designated Interest hereunder (but not excepting any Consent required in connection with the Merger); (2) the continued ownership, use or operation, or action or failure to act when action was required, by Seller of any Restricted Interests after the Closing pursuant to Section 9.3 of this Agreement (but not excepting any Losses resulting from a breach by Seller, the Surviving Corporation or any CB Party of their respective obligations under this Agreement); (3) an act or failure to act when action was required prior to the Closing by Buyer, any Island Principal or Jeffrey P. Cohen (or any act or failure to act undertaken at the express direction, or with the express consent, of any such Person); (4) matters with respect to which any SC Indemnified Party is entitled to be indemnified by Buyer pursuant to Section 7.1(c) below; (5) the matters identified on Schedule 5.7(ix) of the Disclosure Schedules (but only to the extent so identified); (6) any matter, event or circumstance that constitutes a breach of the representations and warranties in Section 3.6, Section 3.7 or Section 3.9 of this Agreement (regardless of whether such representations and warranties have terminated pursuant to Section 7.2 of this Agreement); or (7) any third party claim relating to the operation of an Asset in the ordinary course of business so long as the resulting Losses to the Buyer Indemnified Parties are not material.

(c) Subject to Section 7.1(e), following the Closing, Buyer shall indemnify and hold harmless the SC Indemnified Parties from and against all Losses:

(i) arising out of, caused by or resulting from: (w) any misrepresentation or breach of any representation or warranty made by Buyer in this Agreement; (x) any breach of, or failure to perform, any covenant, agreement or obligation of Buyer contained in this Agreement; (y) any of the obligations expressly assumed by Newco or Buyer pursuant to, or in accordance with, this Agreement; or (z) the continued ownership, use or operation, or action or failure to act when action was required, by Seller or the Surviving Corporation or any of their Subsidiaries of any Restricted Interest after the Closing pursuant to Section 9.3, including the compliance by Seller or the Surviving Corporation with any written directive of Buyer to transfer any Restricted Interest to Buyer or its designee after the Closing (except to the extent any such Losses arise out of, are caused by or result from a breach by Seller, the Surviving Corporation or any CB Party of any of their respective obligations under this Agreement); and

(ii) incurred by any SC Indemnified Party as a result of any third party claim against any SC Indemnified Party, if, but only to the extent that, such claims and the resultant Losses arise out of, are caused by or result from (w) except for any third party claim relating to the operation of an Asset in the ordinary course of business so long as the resulting Losses to the SC Indemnified Parties are not material, the ownership, use or operation of the Designated Interests or the Assets by Buyer or any of its Affiliates (or any of their respective employees or other agents) after the Closing (but solely to the extent of such post-Closing ownership, use or operation) or any action or failure to act when action was required after the Closing (but solely to the extent such action or failure to act occurred after the Closing) by Buyer or any of its Affiliates (or any of their respective employees or other agents), it being understood and agreed that with respect to the Asset known as “Yacht Haven” any Physical Condition existing at such Asset after the Closing shall not in and of itself give rise to any indemnification claim pursuant to this clause (w) unless and only to the extent such condition (1) came into existence as a result of any action by Buyer or any Affiliate of Buyer (or any of their respective employees or agents) or failure to act when action was legally or contractually required on the part of Buyer or any Affiliate of Buyer (or any of their respective employees or agents) or (2) was exacerbated by any action of any employee or agent of Buyer or any Affiliate of Buyer following the Closing, (x) the issues and matters identified on Schedule 5.7(ix) of the Disclosure Schedules, but only for the period ending on the later of six months following the Closing or such time as Buyer (or an Affiliate of Buyer) no longer owns a controlling interest in the subject Asset, (y) the improper use by Buyer or any Affiliate of Buyer of the Technology Services and (z) the matters set forth on Schedule 7.1(b) of the Disclosure Schedules, but only to the extent therein described; provided, however, that the indemnification set forth in this clause (ii) shall not extend to any matter addressed in Section 9.7 below.

(d) (i) In the event that any indemnified party is made a defendant in or party to any action, suit, proceeding or claim, judicial or administrative, instituted by any third party for Losses, or otherwise receives any demand from any third party for Losses (any such third party action, suit, proceeding or claim being referred to as a “Claim”), the indemnified party (referred to in this clause (d)(i) as the “notifying party”) shall give the indemnifying party prompt notice thereof. The failure to give such notice shall not affect whether an indemnifying party is liable for reimbursement unless such failure has resulted in the loss of substantive rights with respect to the notifying party’s ability to defend such Claim, and then only to the extent of such loss. The indemnifying party shall be entitled to contest and defend such Claim; provided that the indemnifying party (A) diligently contests and defends such Claim and (B) acknowledges in writing that it will contest or defend such Claim, it being understood that the indemnifying party may reserve its rights as to whether or not it is in fact liable for indemnification hereunder. Notice of the intention to contest and defend shall be given by the indemnifying party to the notifying party within twenty (20) Business Days after the notifying party’s notice of such Claim. Such contest and defense shall be conducted by attorneys employed by the indemnifying party and reasonably satisfactory to the indemnified party. The notifying party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Loss unless the notifying party reasonably determines that the indemnifying party is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the notifying party, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing, and, in the absence of any conflict, to assert any counterclaims or cross-claims such notifying party may have, at the expense of such notifying party. The notifying party will cooperate with the indemnifying party in the conduct of such defense. Neither the notifying party nor the indemnifying party may concede, settle or compromise any Claim without the prior written consent of the other party, unless such concession, settlement or compromise involves no cost or liability to the other party and includes an unconditional release of the other party from all liability with respect to such Claim.

(ii) In the event any indemnified party has a claim against any indemnifying party that does not involve a Claim, the indemnified party shall deliver a notice of such claim with reasonable promptness to the indemnifying party. Except as provided in Section 7.2, relating to survival of representations and warranties, failure to give such notice shall not affect whether an indemnifying party is liable for reimbursement unless such failure has resulted in the loss of substantive rights with respect to the indemnifying party’s ability to defend such claim, and then to the extent of such loss. If the indemnifying party notifies the indemnified party that it does not dispute the claim described in such notice or fails to notify the indemnified party within sixty (60) days after delivery of such notice by the indemnified party whether the indemnifying party disputes the claim described in such notice, the Loss in the amount specified in the indemnified party’s notice will be conclusively deemed a liability of the indemnifying party (subject to the limitations set forth in this Section 7.1) and the indemnifying party shall pay the amount of such Loss to the indemnified party on demand.

(iii) Nothing herein shall prevent any of the indemnified parties from bringing an action based upon allegations of fraud or willful misconduct in connection with this Agreement. In the event an action is brought in accordance with this subsection (iii), the prevailing party’s reasonable attorneys’ fees and costs shall be paid by the non-prevailing party.

(e) Notwithstanding anything to the contrary in this Agreement,

(i) in no event shall any indemnifying party be required to indemnify any indemnified party against any exemplary, special or punitive damages in connection with any breach of this Agreement (as opposed to Losses resulting from third party claims);

(ii) Buyer agrees and acknowledges that in no event shall any of the CB Parties, their Affiliates or any of their managers, officers, directors, employees, members, representatives or agents have any liability or obligations to Buyer with respect to the transactions contemplated by this Agreement (including, without limitation, pursuant to Section 7.1(b)) if the closing of the Merger does not occur;

(iii) Seller and the CB Parties agree and acknowledge that in no event shall Buyer, its Affiliates or any of its managers, officers, directors,

employees, members, representatives or agents have any liability or obligations to Seller or the CB Parties with respect to the transactions contemplated by this Agreement (including, without limitation, pursuant to Section 7.1(c)) if the closing of the Merger does not occur;

(iv) (x) in no event shall any Buyer Indemnified Party be permitted to assign or transfer any rights to indemnification under this Section 7.1 with respect to Physical Conditions to any Person, (y) the right of any Buyer Indemnified Person to assert claims for indemnification hereunder with respect to any Physical Conditions regarding an Asset shall terminate immediately on the second anniversary of the Closing Date and (z) Buyer may not assert any indemnification claim under this Section 7.1 with respect to Physical Conditions to the extent such indemnification claim relates to a third party claim asserted against any Buyer Indemnified Party by any Person that, directly or indirectly, acquired (A) the Asset from Buyer or an Affiliate of Buyer or (B) any direct or indirect interest of Buyer in the subject Asset;

(v) the maximum indemnification obligation of the CB Parties, Seller and the Surviving Corporation regarding Losses of all the Buyer Indemnified Parties pursuant to Section 7.1(a)(ii) and Section 7.1(b)(ii), together, shall be limited as follows:

(A) the maximum amount of Losses that shall be indemnifiable in respect of any third party claim against a Category A Entity is the Adjusted Pro Rated Book Value of the applicable Asset owned by such Category A Entity at the time such Loss is to be paid; and

(B) the maximum amount of Losses that shall be indemnifiable in respect of any third party claim against a Category B Entity is the aggregate Attributable Pro Rated Book Value of the Assets owned by the applicable Asset Owners in which such Category B Entity owns direct or indirect Equity Interests at the time such Loss is to be paid.

(vi) The aggregate indemnification obligations of the CB Parties and Seller under Sections 7.1(a) and 7.1(b) to all of the Buyer Indemnified Parties, on the one hand, and the aggregate indemnification obligations of Buyer under Section 7.1(c) to all of the SC Indemnified Parties, on the other hand, each shall not exceed sum of the Purchase Price and the Final Assumed Liabilities Amount (the “Total Indemnification Limit”); provided, however that the Total Indemnification Limit shall not apply to any indemnification obligations under Section 7.1(a)(i)(z) or (b)(i)(z).

(f) No Claim can be made pursuant to this Section 7.1 for breach of a representation or warranty beyond the period of survival set forth in Section 7.2 herein; provided, however, that any indemnification provision that otherwise would terminate in accordance with this paragraph (f) will continue to survive, if such notice shall have been timely given under Section 7.1(d) herein on or prior to such termination date, until the related Claim has been satisfied or otherwise resolved as provided in Section 7.1(d) herein.

7.2 Survival of Representations and Warranties. The representations and warranties contained herein shall survive the Closing Date for a period of one (1) year, except that the representations and warranties set forth in Sections 2.5 and 2.6 shall survive without limitation.

7.3 Indemnification as Sole Remedy. Following the Closing, the indemnities provided in this Article 7 shall be the sole and exclusive remedy of the Parties and their successors and assigns with respect to any and all claims arising out of or relating to this Agreement, except to the extent otherwise provided under Article 10, Article 12 and Sections 13.4, 13.13 and 13.14.

ARTICLE 8

THIRD PARTY OFFERS

8.1 Third Party Acquisition Proposals.

(a) Subject to Section 12.9 below, Seller, at the direction of the Board of Directors of Seller or the Special Committee thereof, may terminate this Agreement as contemplated by Section 12.3 below if (i) Seller has received one or more Acquisition Proposals, (ii) Seller has complied in all material respects with this Section 8.1, and (iii) Seller shall have delivered to Buyer a written notice (a “Notice of Acquisition Proposal”) of such Acquisition Proposal(s) at least two (2) Business Days in advance of its intention to effect such termination.

(b) Seller, at the direction of the Board of Directors of Seller or the Special Committee thereof, may, in response to an Acquisition Proposal that did not otherwise result from a breach of this Section 8.1, terminate this Agreement pursuant to Section 8.1(a) and concurrently enter into an agreement regarding such Acquisition Proposal; provided, however, that Seller shall not terminate this Agreement pursuant to Section 8.1(a), and any purported termination pursuant to Section 8.1(a) shall be void and of no force or effect (and Seller may not enter into such agreement regarding such Acquisition Proposal), unless Seller shall have complied in all material respects with all the provisions of this Section 8.1, including the notification provisions in this Section 8.1, and with all applicable requirements of Section 12.9 (including the payment of the Termination Fee (as defined in Section 12.9(b)) prior to or concurrently with such termination) in connection with such Acquisition Proposal; and further provided, that Seller shall not exercise its right to terminate this Agreement pursuant to Section 8.1(a) until after the second Business Day following Buyer’s receipt of a Notice of Acquisition Proposal from Seller advising Buyer that the Board of Directors of Seller or the Special Committee has received an Acquisition Proposal, specifying the terms and conditions of the Acquisition Proposal, identifying the person making such Acquisition Proposal and stating that the Board of Directors of Seller or the Special Committee thereof intends to exercise its right to terminate this Agreement pursuant to Section 8.1(a) (it being understood and agreed that, prior to any such termination taking effect, any amendment to the price or any other material term of an Acquisition Proposal shall require a new Notice of Acquisition Proposal and the commencement of a new two (2) Business Day period).

(c) Upon receipt of a Notice of Acquisition Proposal, Buyer shall have the right during the two (2) Business Day notice period to submit to Seller a proposal that the Board of Directors of Seller or the Special Committee thereof determines would result in a transaction, if consummated, that would be more favorable to its stockholders (taking into account, among other things, and giving dollar for dollar credit for, the Termination Fee that would not be payable to Buyer in the event a transaction with Buyer is consummated hereunder) and, in such case, Seller shall enter into definitive agreements with Buyer in respect of its subsequent proposal and simultaneously terminate and abandon pursuit of such third party Acquisition Proposal that was subject to the Notice of Acquisition Proposal.

(d) Seller shall notify Buyer promptly (but in no event later than the next Business Day) after receipt by Seller of one or more Acquisition Proposals or any request for information relating to Seller, the Assets or the Covered Interests in connection with an Acquisition Proposal or for access to the properties, books or records of Seller or any request for a waiver or release under any standstill or similar agreement by any Person that has made, or informs the Board of Directors or the Special Committee of Seller that it is considering making, an Acquisition Proposal; provided, however, that prior to participating in any discussions or negotiations or furnishing any such information, Seller shall receive from such Person an executed confidentiality agreement substantially in the form of Exhibit F attached hereto (the “Confidentiality Agreement”). The notice shall indicate the terms and conditions of the proposal or request and the identity of the Person making it, and Seller will promptly notify Buyer of any material modification of or material amendment to any Acquisition Proposal (and the terms of such modification or amendment); provided, however, that, without limiting what changes may be material, any change in the form, amount, timing or other aspects of the consideration to be paid with respect to the Acquisition Proposal shall be deemed to be a material modification or a material amendment. Seller shall keep Buyer informed, on a reasonably current basis, of the status of any negotiations, discussions and documents with respect to such Acquisition Proposal or request.

ARTICLE 9

POST-CLOSING AND CERTAIN OTHER AGREEMENTS

9.1 Further Assurances. The CB Parties, Buyer and Seller each agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do all such other acts and things, all as each Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement and consummating the transactions contemplated hereby and thereby.

9.2 E-mail and Technical Support Services. Following Closing and for a period of up to one year following the Closing Date, the CB Parties and/or the Surviving Corporation shall reserve and make available to and for the benefit of Buyer and its Affiliates, free of charge, a portion of their computer server(s) and Internet connectivity to (i) host and access files and (ii) host e-mail addresses (no more than 2 domains) and store, maintain and access electronic mail (for no more than 50 users) (the “Technology Services”). The CB Parties and/or the Surviving Corporation shall make available to Buyer and its Affiliates the CB Parties’ and/or the Surviving Corporation’s technology staff and support to arrange and maintain such Technology Services to the same extent the CB Parties provide for their own business. Buyer agrees and acknowledges that all Technology Services provided pursuant to this Section 9.2 will be provided “as is/where is” and without representation or warranty of any kind.

9.3 Consents.

(a) If the Closing occurs and any Consent to a transfer of Designated Interests to Newco or Buyer has not been obtained (or is not in full force and effect), then following the Closing, Buyer, the Surviving Corporation and the CB Parties shall use their respective Best Efforts, and reasonably cooperate with one another, to obtain any and all such Consents as quickly as practicable following the Closing.

(b) Except as provided in Section 9.3(c) below, with respect to each Designated Interest described in clause (2)(z) of the first sentence of Section 4.1 and each Covered Interest that Seller shall continue to hold following the Closing pursuant to the penultimate sentence of Section 4.1 (each, a “Restricted Interest”), neither this Agreement nor any other document related to the consummation of the transactions contemplated by this Agreement shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of such Restricted Interest, and until all Consents relating to the transfer of such Restricted Interest have been obtained, Seller, the CB Parties and Buyer shall cooperate, as reasonably directed by Buyer, in any lawful arrangements designed to provide to Buyer the full and complete economic and other benefits and costs of and use and ownership of such Restricted Interest (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of the Surviving Corporation against a third party thereunder). Seller’s, the CB Parties’ and Buyer’s obligations in such respect shall include, without limitation, (i) the prompt remittance to Buyer of any monies or other assets received in respect of such Restricted Interest, (ii) the obligation to obtain Buyer’s prior approval of any material action taken or not taken in respect of such Restricted Interest, (iii) the general obligation to hold and own such

Restricted Interest in trust and for the sole and exclusive benefit of Buyer and (iv) the indemnification obligations of Buyer pursuant to Section 7.1(c)(i)(z) hereto. If and when all Consents that in the reasonable opinion of Buyer and the CB Parties are necessary for the sale, assignment, assumption, transfer, conveyance and delivery of such Restricted Interest are obtained, Seller and/or the CB Parties shall promptly assign, transfer, convey and deliver such Restricted Interest to Buyer or its designee, free and clear of all Encumbrances. In addition, Seller and the CB Parties shall (x) take all such action as is necessary to appoint a designee of Buyer (each, a “Buyer Designee”) as an officer or manager of the Entity owning or controlling such Restricted Interest, with complete authority to manage the affairs thereof in all respects relating to such Restricted Interest (provided, however, that Buyer agrees not to take any action, and will cause each Buyer Designee not to take any action, in connection with this Section 9.3(b) that could reasonably be expected to result in Losses to the CB Parties, the Surviving Corporation or any of their respective Affiliates), and (y) grant to Buyer a first priority security interest in such Restricted Interest to secure Buyer’s rights and interests hereunder, and Buyer shall be entitled, and Seller shall cooperate with Buyer, to take all such action as is reasonably necessary for Buyer to establish and perfect such first priority security interest, including effecting appropriate filings under the Uniform Commercial Code and otherwise; provided, however, that if the grant of any such security interest shall require a Consent (other than any Consent required as a result of action or inaction on the part of any CB Party or required as a result of any facts or circumstances which relate to any CB Party (as opposed to Seller or any Subsidiary of Seller)), then (x) Buyer, Seller and the CB Parties shall use their respective Best Efforts, and reasonably cooperate with one another, to obtain such Consent as quickly as practicable following the Closing, and (y) Seller and the CB Parties shall not be obligated to grant such first priority security interest unless and until such Consent is obtained. If Seller or any of its Subsidiaries is required to make any determination or decision following the Closing regarding any Restricted Interest that would require the expenditure of funds by Seller or any of its Subsidiaries as the record holder of a Restricted Interest, then Seller or such Subsidiary shall only be obligated to expend such funds if Buyer authorizes the same and agrees to promptly reimburse Seller for the funds so expended on behalf of Buyer pursuant to this Section 9.3(b). Nothing in this Section 9.3 shall affect or in any way reduce the Purchase Price payable at Closing under this Agreement or limit the rights or obligation of the Parties under Article 7 hereof.

(c) Notwithstanding anything in Sections 9.3(a) and (b) to the contrary, with respect to each Restricted Interest that is also a Covered Interest identified on Schedule 4.12 to the Disclosure Schedules and one for which a Consent to transfer to Buyer hereunder has not been obtained, neither this Agreement nor any other document related to the consummation of the transactions contemplated by this Agreement shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of such Restricted Interest, and until all Consents relating to the transfer of such Restricted Interest have been obtained, Seller, the CB Parties and Buyer shall cooperate, as reasonably directed by Buyer, in any lawful arrangements designed to effect the intent and purposes of this Agreement in respect of the acquisition of such Restricted Interest by Buyer as of the Closing Date. If and when all Consents that in the reasonable opinion of Buyer and the CB Parties are necessary for the sale, assignment, assumption, transfer, conveyance and delivery of such Restricted Interest are obtained, Seller and/or the CB Parties shall promptly assign, transfer, convey and deliver such Restricted Interest to Buyer or its designee, free and clear of all Encumbrances. Nothing in this Section 9.3 shall affect or in any way reduce the Purchase Price payable at Closing under this Agreement or limit the rights or obligations of the Parties under Article 7 hereof.

9.4 Office Space. Following the Closing and for a period of eighteen months following the Closing Date, the CB Parties and/or the Surviving Corporation shall make available to Buyer (or an Affiliate of Buyer) reasonable office space selected by the CB Parties in their sole discretion, free of charge, in the greater metropolitan area of Greenville, South Carolina (space for up to nine persons), Dallas, Texas (space for up to four persons), Chicago, Illinois (space for up to two persons) and Houston, Texas (space for up to one person) under leases or subleases in effect in such metropolitan areas on the date hereof (or comparable alternative space in such locations) and shall make available to them, free of charge, the reasonable use of telephone systems, copy machines, facsimile machines, coffee service, conference room and similar office equipment, services and amenities, in each case, in accordance with a Shared Space Agreement in the form of Exhibit G attached hereto. In addition, the Surviving Corporation and the CB Parties agree that each Island Principal, Jeffrey P. Cohen and each individual hired by Buyer following the Closing pursuant to Section 4.9 hereof shall be entitled to remain in their respective offices, as currently constituted, or another reasonably similar office, at 200 Park Avenue, New York, New York (if applicable) for a period not to exceed sixty (60) days following the Closing.

9.5 Employee Interests.

(a) Buyer is aware and expressly acknowledges that certain current and former employees of, or independent contractors to, Seller or a Subsidiary of Seller (each, a “Covered Employee”) are entitled to receive a portion of any proceeds distributed to Seller (or a Subsidiary of Seller) in respect of certain of the Covered Interests in the event that certain specified investment return thresholds are satisfied, pursuant to either (i) an express written assignment of an economic interest in a Covered Interest made by Seller (or a Subsidiary of Seller) to a Covered Employee or (ii) a written agreement by Seller (or a Subsidiary of Seller) to pay to a Covered Employee an amount equal to a specified portion of the amounts received by Seller (or a Subsidiary of Seller) in respect of a Covered Interest (each, a “Letter Agreement”) (the interests of the Covered Employees described in the foregoing clauses (i) and (ii) are collectively referred to herein as “Employee Profit Participation Interests”). Effective as of the Closing, Buyer hereby assumes and agrees to be liable for, and indemnify and hold Seller (and any Subsidiary of Seller that is a party to a Letter Agreement) and the CB Parties harmless from and against, the obligations of Seller (or any Subsidiary of Seller) with respect to payments due and payable from and after the Closing under the Employee Profit Participation Interests that exist on the date of the Closing, except for any Employee Participation Interest that relates to any Covered Interest excluded by the CB Parties from the purchase and sale hereunder pursuant to Section 1.6(c)(v), Section 1.6(d) or Section 1.6(e). In addition, following the Closing, Buyer agrees to use commercially reasonable efforts to provide for the Employee Participation Interests (except for any Employee Participation Interest that relates to any Covered Interest excluded by the CB Parties from the purchase and sale hereunder pursuant to Section 1.6(c)(v), Section 1.6(d) or Section 1.6(e)) to be cashed out only when the related Asset(s) are sold (rather than on a sale by Buyer (or a Subsidiary of Buyer) of its direct or indirect interest(s) in any such Asset(s)).

(b) Each of Seller and Buyer acknowledges and agrees that for purposes of calculating the amount payable to any Covered Employee by Buyer pursuant to any Letter Agreement:

(i) The term “Insignia Minimum Return” as used in such Letter Agreement shall mean the sum of (a) all capital contributions directly or indirectly made by Seller to the entity that owns the applicable real property Asset that is the subject of the Letter Agreement (the “Asset Entity”) at any time prior to the Closing, plus (b) all capital contributions directly or indirectly made by Buyer to the Asset Entity at any time after the Closing, plus (c) any allocated costs, plus (d) a return on the foregoing amounts equal to 10% per annum.

(ii) The term “Proceeds” as used in such Letter Agreement shall mean (a) the aggregate amount that would have been received by Seller and its wholly-owned Subsidiaries (without duplication) from the applicable Asset Entity if the applicable Designated Interests had not been transferred to Buyer pursuant to this Agreement, minus (b) the applicable Insignia Minimum Return.

(iii) Notwithstanding the foregoing: (a) with respect to the obligations owed to James A. Aston, Andrew L. Farkas, Frank M. Garrison, and Ronald Uretta under Letter Agreements dated February 18, 2000 relating to the development Asset known as Gateway Commerce, the terms “Proceeds” shall mean the difference between (i) the aggregate amount that would have been received by Seller and its wholly-owned Subsidiaries (without duplication) from the applicable Asset Entity if the applicable Designated Interests had not been transferred to Buyer pursuant to this Agreement, minus (ii) all capital contributions directly or indirectly made by Seller to the Asset Entity at any time prior to the Closing, minus (iii) all capital contributions directly or indirectly made by Buyer to the Asset Entity at any time after the Closing, minus (iv) any allocated costs; and (b) with respect to certain Letter Agreements relating to other development Assets, the term “Net Profits” is utilized and as used in such Letter

Agreement shall mean the aggregate amount that would have been received by Seller and its wholly-owned Subsidiaries (without duplication) from the applicable Asset Entity (assuming for this purpose that the applicable Designated Interests had not been transferred to Buyer pursuant to this Agreement) in respect of their “promotional” Equity Interests in such Asset Entity (as opposed to in respect of their actual cash investments in such Asset Entity).

(iv) Nothing in this Section 9.5(b) shall have any effect on the obligations of Buyer under Section 9.5(a).

(c) The holders of Employee Profit Participation Interests are express, intended third party beneficiaries of this Section 9.5.

9.6 Property Management. With respect to each real property Asset that is listed on Schedule 9.6 of the Disclosure Schedules and has not been sold prior to the Closing (each, a “Managed Property”), following the Closing and until such time as either such Managed Property is sold to a Person that is not an Affiliate of Buyer or Buyer or Newco sells or otherwise disposes of its indirect Equity Interest in such Managed Property to a Person that is not an Affiliate of Buyer, Buyer shall use its Best Efforts and shall cooperate with the CB Parties and the Surviving Corporation, to provide that Insignia/ESG, Inc. continues to be engaged to provide property management and/or leasing services for such Managed Property for one year following the Closing.

9.7 Letters of Credit. The Parties agree that each of the Parties’ rights and obligations with respect to the existing letters of credit listed on Schedule 9.7(i) of the Disclosure Schedules (together with any replacement letters of credit permitted by Section 9.7(f), the “Seller L/Cs”) and the guaranty issued by Seller listed on Schedule 9.7(ii) of the Disclosure Schedules (the “Centennial Guaranty” and together with the “Seller L/Cs,” the “Trailing Obligations”) after the Closing shall be solely as set forth in this Section 9.7.

(a) Subject to Buyer’s compliance with Section 9.7(c), (d) and (e), the CB Parties agree that with respect to each Seller L/C, for the period commencing on the Closing Date and ending on the earlier of (i) the third anniversary of the Closing, (ii) the date on which such Seller L/C is no longer required to be maintained pursuant to the terms of the underlying agreement that calls for such Seller L/C as in effect on the date of this Agreement (but subject to changes contemplated by Section 9.7(d)) (the “Underlying Agreement”) or (iii) the completion of an Encumbered Asset Sale of the relevant Encumbered Asset with respect to such Seller L/C, the CB Parties shall cause such Seller L/C to be maintained in full force and effect and remain outstanding in accordance with the terms of the Underlying Agreement (as such underlying agreement is in effect at the time of the Closing); provided, however, that if the beneficiary with respect to such Seller L/C (together with such Person’s successors and assigns, the “Beneficiary”) agrees to reduce the face amount of such Seller L/C (including, without limitation, in connection with an amendment to the Underlying Agreement), then the CB

Parties’ obligation to cause such Seller L/C to be maintained shall continue to apply only with respect to such reduced face amount; and further, provided that under no circumstances will the CB Parties be required to increase the face amount of such Seller L/C. With respect to each Seller L/C, (x) each Party agrees to promptly notify the other upon receipt of any notice from the Beneficiary that such obligation to maintain the Seller L/C has been released or reduced and (y) Buyer agrees to replace such Seller L/C at or prior to the third anniversary of the Closing with an equivalent letter of credit in the name of the Buyer or one of its Affiliates and issued by a banking institution reasonably acceptable to the Beneficiary.

(b) Buyer agrees to reimburse the CB Parties in respect of the Trailing Obligations, but only in the manner and to the extent provided in this Section 9.7(b):

(i) In the event that any amount is drawn under, or otherwise paid to a Beneficiary pursuant to, a Trailing Obligation, Buyer shall (subject to Section 9.7(b)(iii)), promptly (but in any event within 10 days) after receipt of written notice (a “Reimbursement Notice”) from the CB Parties stating the amount that has been drawn or otherwise paid (the “Funded Amount”), reimburse the CB Parties an amount equal to 50% of the Funded Amount, payable by wire transfer to the Person or account designated by the CB Parties in such notice; provided, however, that to the extent any amount drawn under a Seller L/C is drawn as a result of the failure of the CB Parties to cause such Seller L/C to be renewed or extended in a timely manner as required by Section 9.7(a), then such amount shall not constitute a “Funded Amount” for purposes of this Section 9.7(b) and the CB Parties shall not be entitled to any reimbursement from Buyer in respect of such amount. Upon the receipt by Seller (or its successor or assign) of a demand for payment by the Beneficiary with respect to the Centennial Guaranty, Seller (or such successor or assign) shall be entitled to pay the amount demanded by such Beneficiary without any obligation to contest or oppose such demand, but only after notifying and reasonably consulting with Buyer in advance of such payment and any such payment shall not affect the obligations of Buyer under this Section 9.7(b) with respect to reimbursement of the CB Parties in connection with such payment. The portion of any Funded Amount actually reimbursed by Buyer pursuant to this Section 9.7(b)(i) shall be referred to as a “Buyer Contributed Amount” and the corresponding balance of such Funded Amount (i.e., the amount not actually reimbursed by Buyer, including, without limitation, any such amounts not actually reimbursed that are a breach of this Section 9.7(b)(i)) shall be referred to as the “CB Contributed Amount,” and the Asset to which such Funded Amount relates shall be referred to as the “Encumbered Asset.” If, and to the extent, Buyer fails to reimburse the CB Parties after receipt of a Reimbursement Notice pursuant to this Section 9.7(b)(i) and the CB Parties dispute the failure of Buyer to provide such reimbursement, the CB Parties may challenge and dispute the same in the manner provided in Section 13.4 hereof. If the CB Parties are the prevailing party in any such action, claim or proceeding, then (i) Buyer shall promptly (x) pay to the CB Parties the amount of the reimbursement obligation applicable to such Reimbursement Notice, plus 10% interest thereon, compounded annually, from the date of the delivery of the Reimbursement Notice through and including the date such payment is made and (y) reimburse the CB Parties for all reasonable and accountable legal and other expenses incurred by the CB Parties in connection with such action, claim or proceeding.

(ii) Upon payment of any Funded Amount, the CB Parties, on the one hand, and Buyer, on the other hand, shall automatically, without the need for any further action by either of them or any other Person, have the right to receive their respective pro rata shares (based on the respective ratios of the CB Contributed Amount and the Buyer Contributed Amount to the Funded Amount) of all distributions payable to Buyer or any wholly-owned Subsidiary of Buyer in respect of any direct or indirect Equity Interest in the applicable Encumbered Asset, until such time as the CB Parties have received an aggregate amount equal to the CB Contributed Amount plus a 9% simple annual return thereon. Buyer agrees that neither Buyer nor any of its controlled Affiliates will enter into any agreement or understanding whereby they receive any direct or indirect economic or other benefit as a result of the payment of any Funded Amount (other than the interest in distributions provided in this Section 9.7(b)(ii)).

(iii) To secure the obligations of Buyer under this Section 9.7(b) (but only under this Section 9.7(b)), Buyer agrees that at the Closing it will, at its sole election, either deposit an amount of cash (the “Restricted Cash Collateral”) in the Cash Collateral Account (as defined in the Cash Collateral Agreement) and/or deliver to the CB Parties one or more letters of credit by a banking institution that each are in the form attached hereto as Exhibit H (any such letters of credit, “Buyer L/Cs”), which Restricted Cash Collateral and/or the aggregate face amount of such Buyer L/Cs (the “Buyer Collateral”) shall on the date hereof be equal to $2,931,250, in the aggregate. The Buyer Collateral, and Buyer’s obligation to provide same, shall be reduced from time to time by (i) an amount equal to 100% of any Buyer Contributed Amounts paid to the CB Parties by Buyer (directly or by application of Buyer Collateral) pursuant to Section 9.7(b)(i), and (ii) an amount equal to 25% of the face amounts of any Trailing Obligations which are permanently released, terminated or are otherwise no longer the responsibility of the CB Parties (the amount of the Buyer Collateral, after taking into account any and all reductions contemplated in this sentence, is referred to as the “Reduced Buyer Collateral Amount”). To the extent that there is a reduction in the amount of the Buyer Collateral that Buyer is obligated to maintain, as provided for in the previous sentence, Buyer shall be entitled to an immediate return of the amount by which the Buyer Collateral actually held exceeds the Reduced Buyer Collateral Amount (the “Refundable Buyer Collateral”). In order to return to Buyer the Refundable Buyer Collateral, at

Buyer’s election Buyer will be entitled to a return of Restricted Cash Collateral and/or a reduction in the amount of any Buyer L/C equal in an aggregate amount to the amount of the Refundable Buyer Collateral. Further, Buyer will be permitted to withdraw Restricted Cash Collateral from the Cash Collateral Account and replace such Restricted Cash Collateral with a Buyer L/C and/or replace a Buyer L/C with Restricted Cash Collateral. Any Buyer L/C delivered to the CB Parties must permit the CB Parties to draw upon such Buyer L/C upon delivery by the CB Parties of notice that an Event of Withdrawal has occurred. In the event that (x) a Reimbursement Notice is delivered to Buyer pursuant to Section 9.7(b)(i) at a time when Buyer is required to maintain Buyer Collateral pursuant to this Section 9.7(b)(iii) and (y) Buyer does not pay the CB Parties out of its own funds, in the manner set forth in Section 9.7(b)(i), an amount equal to 50% of the Funded Amount set forth in such Reimbursement Notice within 10 days after receipt of such Reimbursement Notice (provided that Buyer shall not be obligated to so pay the CB Parties out of its own funds if and to the extent Buyer Collateral is then available), then an “Event of Withdrawal” will be deemed to have occurred at the expiration of such 10-day period and the CB Parties agree to, first, draw upon any Buyer L/Cs and/or withdraw from the Restricted Cash Collateral, in each case to the extent then available, in satisfaction of such reimbursement obligation of Buyer set forth in such Reimbursement Notice, and second, if and to the extent such reimbursement obligation set forth in such Reimbursement Notice is greater than the aggregate amount then available under all Buyer L/Cs and the Restricted Cash Collateral, seek reimbursement directly from Buyer pursuant to Section 9.7(b)(i).

(c) Buyer (itself, or through any controlled Affiliates) agrees that it shall not, in bad faith, either intentionally take any action, or to fail to take any action that it is required to take (but that it is reasonably capable of taking), that results in the Beneficiary drawing under, or demanding payment with respect to, any Trailing Obligation. With respect to each Trailing Obligation, Buyer agrees to promptly deliver, or cause to be delivered, to the CB Parties the following documents and information promptly after receipt by Buyer or any of its Subsidiaries: (i) the Underlying Agreement, as amended, supplemented or modified from time to time, (ii) any financial statements or information with respect to the Encumbered Asset that are provided to the Beneficiary and (iii) any other information reasonably requested by the CB Parties in connection with monitoring the Encumbered Asset and the Trailing Obligation to the extent in the possession of Buyer.

(d) Buyer agrees that neither it nor any of its controlled Affiliates shall voluntarily amend, supplement or modify, or agree to, the amendment, supplement or modification by any other Person (including, without limitation, granting any consent, approval or authority), any Underlying Agreement in a manner that would (i) increase the amount of any Trailing Obligations, (ii) result in an extension of the period of time that a Trailing Obligation is required to be outstanding or (iii) expressly change the circumstances under which liability with respect to the Trailing Obligations could be incurred. Buyer agrees that it will give prompt notice to the CB Parties of any amendment to an Underlying Agreement that is permitted hereunder and shall provide the CB Parties with a copy of the same.

(e) Buyer agrees that neither it nor any of its controlled Affiliates shall, directly or indirectly (including, without limitation, by the sale, assignment, transfer or other conveyance of an interest in any Subsidiary of Buyer that directly or indirectly owns an interest in an Encumbered Asset), sell, assign, transfer or otherwise convey any direct or indirect interest of Buyer in an Encumbered Asset (excluding, for all purposes of this Section 9.7(e), the grant or sale by Buyer or its Subsidiaries to current or former employees or independent contractors of Buyer or its Subsidiaries of rights to receive a portion of any proceeds distributed to Buyer or its Subsidiaries with respect to the Encumbered Asset) to any Person other than a wholly-owned Subsidiary of Buyer (an “Encumbered Asset Sale”), or otherwise facilitate an Encumbered Asset Sale by any other Person (including, without limitation, granting any consent, approval or authority), unless the Trailing Obligation shall be irrevocably and unconditionally terminated, or replaced by one or more Persons other than the CB Parties and their Subsidiaries, at or prior to the completion of such Encumbered Asset Sale.

(f) With respect to any Seller L/C, at any time during the period in which the CB Parties are required to maintain such L/C (including, without limitation, on the Closing Date), the CB Parties may cause such Seller L/C to be replaced by an equivalent letter of credit in the name of CB Richard Ellis Services, Inc., any of its Subsidiaries or any of their respective successors and assigns that has been issued (i) under the Credit Agreement among CB Richard Ellis Services, Inc., CBRE Holding, Inc., the other guarantor parties thereto, Credit Suisse First Boston and the other lenders thereto that will be entered into at or prior to the closing of the Merger or (ii) by any other banking institution, provided that in either case same shall be permitted by the Underlying Agreement or otherwise be consented to by the Beneficiary. Buyer agrees to use it Best Efforts to assist the CB Parties in obtaining any such Consent of any Beneficiary.

9.8 Restricted Cash and Pre-2003 Cash. Buyer agrees that if it or any of its wholly-owned Subsidiaries is in possession of any Pre-2003 Cash after the Closing or receives any distribution of Restricted Cash following the Closing, then it shall promptly notify the CB Parties of the possession or receipt thereof and remit such proceeds (net of all incentive, profit sharing, promote, participation or similar payments that are actually paid or required to be paid to current or former employees or consultants of Seller, Buyer or any of their respective Affiliates) to the CB Parties.

ARTICLE 10

TAX MATTERS

The following provisions shall govern the allocation of responsibility between Buyer and the Surviving Corporation for certain tax matters following the Closing Date and the allocations of certain tax liabilities.

10.1 Tax Periods Ending on or Before the Closing Date. Seller shall prepare or cause to be prepared and timely file or cause to be timely filed all tax returns of Newco and any Assets that are entities wholly-owned (directly or indirectly) by, or in the control group of, Seller (the “Seller Tax Subsidiaries”) for all periods ending on or prior to the Closing Date that are filed after the Closing Date. Seller shall within a reasonable time prior to filing give Buyer the opportunity to review and comment upon each such tax return (to the extent relevant to Newco or any Seller Tax Subsidiary) described in the preceding sentence; provided, however, that Seller shall not be obligated to incorporate the comments of Buyer with respect to such tax returns. Seller shall pay Taxes of Newco and any Seller Tax Subsidiary due for all periods ending on or prior to the Closing Date and for the pre-Closing portion of the period in which the Closing occurs. Seller shall pay directly, or reimburse Buyer for any Taxes incurred by Buyer with respect to, all tax returns of Newco and any Seller Tax Subsidiary for tax periods ending on or before the Closing Date.

10.2 Buyer Returns Including Pre-Closing Periods. If Buyer is required by law to file, and does timely file, a tax return that relates to Newco or any Seller Tax Subsidiary for a period prior to the Closing, Seller shall pay Buyer the cost incurred by Buyer in preparing such tax return multiplied by a fraction, the numerator of which is the number of days in the pre-Closing period and the denominator of which is the number of days in the period. If any such tax returns show an amount of Tax due that was not paid by Seller, Seller shall pay to Buyer at least five (5) days before the date on which Taxes are paid by Buyer the portion of the Taxes shown due on the tax return which relate to the pre-Closing portion of the period. Buyer shall, within a reasonable time prior to filing, give Seller the opportunity to review and comment upon each tax return for which the Surviving Corporation shall be required to make a payment to Buyer under this Section 10.2 and will not file any such tax returns without the prior written consent of Seller (which shall not be unreasonably withheld).

10.3 Cooperation on Tax Matters; Control of Proceedings.

(a) Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of tax returns pursuant to this Article 10, and any audit, litigation or other proceeding relating to such tax returns. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree (1) to retain all books and records with respect to Tax matters pertinent to Newco and any Seller Tax Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer and Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (2) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Buyer and Seller shall allow the other Party to take possession of such books and records.

(b) Buyer and Seller further agree, upon request, to use their Best Efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby) unless the Party requested to obtain such certificate or other document would incur additional Tax liability by obtaining such certificate or other document.

(c) Seller shall have the sole right to represent the interests of Newco or any Seller Tax Subsidiary in any Tax audit or administrative or court proceeding relating to any Tax covered by Section 10.1. With respect to any taxable period of Newco or a Seller Tax Subsidiary beginning before and ending after the Closing Date, Buyer and Seller shall jointly control the defense and settlement of any Tax audit or administrative or court proceeding relating to any Tax covered by Section 10.2 and each party shall cooperate with the other party at its own expense and there shall be no settlement or closing with respect thereto without the consent of the other party.

10.4 Certain Taxes. (a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any tax imposed in any state or subdivision) shall be paid by Seller when due, and Seller shall, at its own expense, file all necessary tax returns and other documentation with respect to all such transfer, documentary, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Buyer shall, and shall cause its Affiliates to, join in the execution of any such tax returns and other documentation. Seller shall indemnify Buyer and its Affiliates for any liability pursuant to Treasury Reg. § 1.1502-6 and corresponding provisions of state, local and foreign law with respect to any Covered Interest that was a corporation included in a consolidated or combined group the common parent of which is Seller. Prior to Closing, any tax sharing agreements to which any of the Seller Tax Subsidiaries are subject shall be terminated without liability against the Designated Interests.

(b) Buyer shall timely withhold and remit all Taxes, if applicable, that are related, directly or indirectly, to payments that are made pursuant to all Employee Profits Participation Interests after the Closing. Buyer shall timely withhold and remit all Taxes, if any, that are related, directly or indirectly, to the obligations listed in Schedule

1.2(a) of the Disclosure Schedules, regardless of which Party may be obligated to so withhold and remit under applicable Tax Laws. To the extent Buyer is required to indemnify Seller under Article 7 pursuant to this Section 10.4(b), the amount of such indemnity shall be reduced by an amount equal to the Tax benefit to Seller (assuming the amount of any such Tax benefit is equal to the income Tax deductions of Seller resulting from the payments giving rise to such withholding tax obligation multiplied by 0.40).

10.5 Certain Entities’ Taxes. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that any Tax liability resulting from any conversion effected following the Closing pursuant to Section 4.12 and Section 9.3 of this Agreement shall be the Surviving Corporation’s or the CB Parties’ responsibility.

ARTICLE 11

BROKERS

11.1 For Buyer. Buyer represents and warrants that Buyer has not engaged any broker or finder or incurred any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Buyer agrees to indemnify and hold harmless Seller and the CB Parties against any claims or liabilities asserted against it by any Person acting or claiming to act as a broker or finder on behalf of Buyer.

11.2 For Seller. Seller agrees to pay all fees, expenses and compensation owed to any Person who has acted in the capacity of broker or finder on its behalf in connection with the transactions contemplated by this Agreement. Seller agrees to indemnify and hold harmless Buyer and the CB Parties against any claims or liabilities asserted against them, jointly or severally, by any Person acting or claiming to act as a broker or finder on behalf of Seller.

11.3 For the CB Parties. Each of the CB Parties represents and warrants that it has not engaged any broker or finder or incurred any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Each of the CB Parties agrees to indemnify and hold harmless Buyer and Seller against any claims or liabilities asserted against it by any Person acting or claiming to act as a broker or finder on behalf of such CB Party.

ARTICLE 12

TERMINATION

12.1 Termination by Agreement of the Parties. This Agreement may be terminated by mutual written agreement of Seller, the CB Parties and Buyer.

12.2 Termination by Buyer Under Certain Circumstances. This Agreement may be terminated by Buyer if Seller or any Subsidiary of Seller directly or indirectly transfers, or enters into any definitive, written agreement to transfer, any Covered Interest other than to Buyer or a permitted assignee of Buyer, unless such transfer or agreement to transfer is (i) made pursuant to an Existing Transfer Obligation or Section 4.7 of this Agreement or (ii) expressly conditioned on (x) the failure of the Closing hereunder to occur other than as a result of the breach of this Agreement by Seller or (y) the failure of the Merger to occur.

12.3 Termination by Seller Pursuant to Article 8. Seller may terminate this Agreement as provided in, and in compliance with the provisions of, Article 8 hereof.

12.4 Termination by Reason of Breach of Other Party.

(a) Buyer may terminate this Agreement if a breach of or failure to perform in any material respect any representation, warranty, covenant or agreement set forth in this Agreement on the part of Seller or any CB Party shall have occurred and, as a result thereof, any of the conditions set forth in Article 5 is incapable of being satisfied by the Closing.

(b) Seller may terminate this Agreement if a breach of or failure to perform in any material respect any representation, warranty, covenant or agreement set forth in this Agreement on the part of Buyer shall have occurred and, as a result thereof, any of the conditions set forth in Article 6 is incapable of being satisfied by the Closing.

12.5 Termination by Reason of Passage of Time. Buyer may terminate this Agreement for any reason if the Closing shall not have occurred on or before December 31, 2003; provided, however, that Buyer’s right to terminate the Agreement under this Section 12.5 shall not be available to Buyer if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

12.6 Termination by Reason of Termination of Merger Agreement. This Agreement shall automatically terminate, without any further action by any Party hereto, in the event the Merger Agreement is terminated in accordance with its terms.

12.7 Termination by the CB Parties. If (i) the Merger is consummated and (ii) the Closing hereunder shall not have occurred (except as a result of a breach by any CB Party of this Agreement), the CB Parties may terminate this Agreement.

12.8 Manner of Exercise. In the event of the termination of this Agreement pursuant to this Article 12 prior to the Closing (other than a termination pursuant to Section 12.6), written notice thereof shall be given to the non-terminating Parties, and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by any Party hereto.

12.9 Effects of Termination. In the event of a termination of this Agreement pursuant to Section 12.1, 12.2, 12.3, 12.4, 12.5, 12.6 or 12.7, no Party shall have any further obligation or liability to any other Party, except that:

(a) the provisions of Article 7 (with respect to Section 7.1(a)(i)(z), Section 7.2(b)(i)(z) and Section 7.1(d), in their entirety, and otherwise solely with respect to willful breaches of this Agreement), Section 1.6(c) (to the extent such provisions are executory at the time of termination, and including any applicable provisions of Section 9.3), Article 11, Article 13, this Section 12.9 and Section 12.10 shall survive and shall continue to be in full force and effect;

(b) if this Agreement is terminated by Seller pursuant to Section 12.3 or by Buyer pursuant to Section 12.2 or Section 12.4(a) (but solely with respect to willful breaches), Seller shall pay to Buyer (in immediately available funds by wire transfer to an account designated by Buyer) on the next Business Day following such termination $2,250,000 (the “Termination Fee”), and the receipt of such Termination Fee shall be the sole and exclusive remedy of Buyer against Seller or the CB Parties with respect to any such termination of this Agreement; and

(c) if this Agreement is terminated by Buyer pursuant to Section 12.4(a) (except with respect to willful breaches which are addressed in Section 12.9(b) above and in Section 12.10 below), or Section 12.5, automatically pursuant to Section 12.6 or by the CB Parties pursuant to Section 12.7, then Seller shall reimburse Buyer for all reasonable and accountable third party expenses incurred by Buyer and its Affiliates in connection with (i) the negotiation and documentation of this Agreement and (ii) the efforts of Buyer and its Affiliates to fulfill Buyer’s obligations hereunder; provided, however, that the aggregate amount to be reimbursed shall not exceed $1,000,000.

12.10 Buyer Actions for Willful Breach, Fraud and Willful Misconduct. Notwithstanding anything herein to the contrary, if Buyer has not terminated this Agreement pursuant to Article 12 and the Closing has not occurred, nothing herein shall prevent Buyer from bringing an action against any Party hereto based on allegations of a willful breach of, or fraud or willful misconduct committed in connection with, this Agreement (it being understood and agreed that such other Party will only have liability to Buyer for a willful breach, fraud or willful misconduct and any such liability shall take into account any amounts received by Buyer pursuant to Section 12.9), and in such case, Buyer shall be entitled to seek any and all remedies available to it, including, without limitation, the remedy set forth in Section 13.13 hereof; provided, however that in no event shall any CB Party be liable to Buyer pursuant to this Section 12.10 unless and until the closing of the Merger shall have occurred.

ARTICLE 13

MISCELLANEOUS

13.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that no Party hereto may assign its obligations hereunder without the prior written consent of the other Parties; provided, however, that Buyer may assign its rights and obligations hereunder to any Person provided that (i) Buyer remains primarily liable for (and is not in any way released from any such primary liability) such obligations together with any such assignee, (ii) any such assignment does not cause or result in the Nautica Consent and Release ceasing to be effective for any reason or the failure of any condition set forth in Article 5 and (iii) all assignments of any part of the obligation of Buyer to deliver the Purchase Price to Seller, taken together, do not exceed $25,000,000 in the aggregate.

13.2 Entire Agreement; Amendments; Attachments. This Agreement, together with all Schedules and Exhibits hereto, all other agreements and instruments to be delivered by the Parties pursuant hereto and the Merger Agreement represent the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such Parties. The Parties, by the consent of their respective boards of directors or managing members, or officers authorized by such boards of directors or managing members, may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by each of the Parties.

13.3 Expenses. Except as otherwise expressly provided herein, each Party shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby.

13.4 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware applicable to contracts executed and fully performed within such State. The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the Court of Chancery of the State of Delaware, County of New Castle (or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the Superior Court of the State of Delaware, County of New Castle), and each of the Parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 13.10 shall be deemed effective service of process. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

13.5 Waiver. Any waiver by any Party of a breach of any term of this Agreement shall not operate as or be construed to be a waiver of any other breach of that term or of any breach of any other term of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing and signed by the Party charged therewith.

13.6 Section Headings. The section headings are for the convenience of the Parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

13.7 Severability; “Blue Pencil” Provision. To the extent that any of the agreements or other provisions set forth herein shall be found to be illegal or unenforceable for any reason by any court of competent jurisdiction, then such agreement or other provision shall be deemed modified or deleted in such a manner so as to make this Agreement, as modified, legal and enforceable under applicable Laws, in all cases, without changing the original intent of the Parties as reflected in the express terms of this Agreement. Moreover, if any one or more of the provisions contained in this Agreement shall for any reason be held by any court of competent jurisdiction to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting or reducing the time, duration, geographical scope, activity or subject, as applicable, so as to be enforceable to the extent compatible with the applicable Law as it shall then appear.

13.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

13.9 No Third Party Beneficiaries. Except as otherwise set forth in Section 4.8, Section 9.5 and Article 7, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, and this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their permitted successors and assigns.

13.10 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered or sent by facsimile transmission, upon receipt, or if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three (3) days after deposit in United States post office facilities properly addressed with postage prepaid. All notices to a Party will be sent to the addresses set forth below or to such other address or Person as such Party may designate by written notice to each other Party hereunder:

TO BUYER:	Island Fund I LLC c/o Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 Attn: Martin L. Edelman, Esq. Facsimile: (212) 319-4090

With a copy (which shall not constitute notice) to:	Thomas E. Kruger, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 Facsimile: (212) 319-4090

TO SELLER:	Insignia Financial Group, Inc. 200 Park Avenue New York, New York 10166 Attn: Adam B. Gilbert, Esq. Facsimile: (212) 984-6655

With copies (which shall not constitute notice) to:	Arnold S. Jacobs, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036 Facsimile: (212) 969-2900 and G. Daniel O’Donnell, Esq.

Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, Pennsylvania 19103 Facsimile: (215) 994-2222

TO ANY CB PARTY:	CB Richard Ellis Services, Inc. 335 S. Grand Avenue, Suite 3100 Los Angeles, California 90071 Attn: Raymond Wirta Facsimile: (213) 613-3100

With a copy (which shall not constitute notice) to:	Richard Capelouto, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, California 94304 Facsimile: (650) 251-5002

Any notice given hereunder may be given on behalf of any Party by its counsel or other authorized representatives.

13.11 No Personal Liability. Except as provided in Section 13.14, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of Seller or any CB Party, member of Buyer or any officer, director, employee, agent, representative or investor of any such Party.

13.12 Mutual Drafting. This Agreement is the result of the joint efforts of each Party and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there shall be no construction against any Party based on any presumption of that Party’s involvement in the drafting thereof.

13.13 Equitable Remedies. Seller and the CB Parties agree that if (i) this Agreement has not been validly terminated by Seller or the CB Parties pursuant to Article 12, (ii) the Merger is consummated, (iii) the Closing hereunder has not occurred, (iv) each of the conditions set forth in Sections 6.1, 6.2, 6.3, 6.4, 6.5 and 6.6 hereof was satisfied or waived at the time of the Merger and (v) Buyer was ready and willing to proceed with the Closing immediately prior to the closing of the Merger (including, without limitation, being prepared to satisfy the conditions set forth in Section 6.7), then Buyer shall be entitled, in addition to any other available remedies, to equitable relief (including, without limitation, specific performance and injunctive relief). In such event, Seller and the CB Parties hereby irrevocably waive the defense that an adequate remedy at law exists and further waive any requirement that Buyer post any bond in order to pursue any such remedy.

13.14 Exclusive Pre-Closing Remedy for Seller and CB Parties.

(a) If the closing of the Merger occurs and (i) the Closing does not occur and Seller or the CB Parties reasonably determine that the Closing did not occur prior to or simultaneously with the Merger solely as a result of a breach by Buyer of its obligations under this Agreement or (ii) this Agreement is terminated by Seller pursuant to Section 12.4(b) hereof, then Seller and the CB Parties shall be entitled to withhold $5,000,000 (the “Deposit”) from amounts payable to Andrew L. Farkas in connection with the closing of the Merger (as described in Sections 1 and 2 of Schedule 1.2(a) of the Disclosure Schedules); provided, however that if, and to the extent, such amounts payable to Mr. Farkas in connection with the Merger are less than $5,000,000, then Seller and the CB Parties also shall be entitled to withhold from such other amounts payable to Mr. Farkas pursuant to the Farkas Employment Agreement and the related estoppel letter, dated as of February 17, 2003 and amended as of the date hereof, delivered by Mr. Farkas to the CB Parties (the Farkas Employment Agreement and such estoppel letter, the “Farkas Agreements”) an amount equal to such difference, which amount shall be deemed to be included in the Deposit for all purposes of this Section 13.14. Subject to Section 13.14(b), if the Deposit has been properly withheld by Seller and the CB Parties, Andrew L. Farkas agrees that the aggregate amount of the payments the CB Parties and Seller are obligated to pay to Mr. Farkas in connection with the Merger pursuant to the Farkas Agreements shall be reduced by the amount of the Deposit.

(b) If Buyer disputes the withholding of the Deposit by Seller and the CB Parties, Buyer and/or Andrew L. Farkas may challenge and dispute the same in the manner provided in Section 13.4 hereof. If Buyer is not the prevailing party in any such action, claim or proceeding, then Seller and the CB Parties shall be entitled to retain the Deposit as contemplated by Section 13.14(c) below. If Buyer is the prevailing party in any such action, claim or proceeding, then (i) the Surviving Corporation and/or the CB Parties shall promptly (x) pay to Mr. Farkas the amount of the Deposit, plus 10% interest thereon, compounded annually, from the date of the closing of the Merger through and including the date such payment is made and (y) reimburse each of Buyer and Mr. Farkas for all reasonable and accountable legal and other expenses incurred by Buyer or Mr. Farkas in connection with such action, claim or proceeding. Nothing contained in this Section 13.14 shall limit or otherwise affect Buyer’s rights under this Agreement, including, without limitation, Buyer’s right to pursue equitable remedies pursuant to Section 13.13 of this Agreement.

(c) The Parties hereby acknowledge and agree that it would be impractical and/or extremely difficult to fix or establish the actual damage sustained by Seller and the CB Parties as a result of such a breach or default by Buyer established as contemplated by this Section 13.14, and agree that the Deposit is a reasonable approximation thereof. Accordingly, the Deposit shall constitute, and is agreed by the Parties to be, liquidated damages of Seller and the CB Parties, and shall be retained by Seller and the CB Parties as their sole and exclusive remedy hereunder. The payment of the Deposit as liquidated damages is not intended to be, and shall not be deemed, a forfeiture or penalty, but is intended to constitute liquidated damages to Seller and the CB Parties.

13.15 Definitions. As used in this Agreement the following terms shall have the meanings set forth below:

(a) “Acquiror” shall have the meaning set forth in the preface.

(b) “Acquisition Proposal” shall mean any bona fide written offer or proposal from any third party (other than any CB Party or any of their respective controlled Affiliates) regarding a transaction that would result in a third party acquiring by any means all or any portion of the Covered Interests subject to this Agreement, except for any acquisition pursuant to any Existing Transfer Obligation and in accordance with the terms of this Agreement.

(c) “Adjusted Pro Rated Book Value” shall mean, with respect to any given Asset at any given time, the Pro Rated Book Value of such Asset less the aggregate amount of all Losses that have been indemnified and paid prior to such time pursuant to Section 7.1(a)(ii) and 7.1(b)(ii) in respect of third party claims that relate to such Asset (regardless of whether such claims were made against the applicable Asset Owner or one or more Buyer Indemnified Parties).

(d) “Affected Interests” shall have the meaning set forth in Section 1.6(d) hereof.

(e) “Affected Property” shall have the meaning set forth in Section 1.6(d) hereof.

(f) “Affiliate” shall mean, with respect to any Person, (a) any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any other Person of which such Person at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interest, (c) any other Person which at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interests of such Person, (d) any executive officer or director of such Person, and (e) if such Person is an individual, any member of such individual’s immediate family.

(g) “Agreement” shall mean this Agreement as originally in effect, including, unless the context otherwise specifically requires, all schedules and exhibits hereto, as the same may from time to time be supplemented, amended, modified or restated in the manner herein or therein provided.

(h) “Asset Owner” shall mean any Entity that directly owns an Asset.

(i) “Assets” shall have the meaning set forth in the Recitals.

(j) “Asset Material Adverse Effect” shall mean any material adverse effect on the Assets and/or the Covered Interests, taken as a whole, or on Seller’s ability to consummate the transaction contemplated hereby.

(k) “Attributable Pro Rated Book Value” shall mean, with respect to any direct or indirect Equity Interest in any Asset Owner at any given time, the portion of the Adjusted Pro Rated Book Value of the underlying Asset of such Asset Owner at such time attributable to such direct or indirect Equity Interest.

(l) “Authority” shall mean any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, authority, board, body, branch, bureau, central bank or comparable agency or Entity, commission, court, department, instrumentality, or other political unit or subdivision or other Entity of any of the foregoing, whether domestic or foreign.

(m) “Beneficiary” shall have the meaning set forth in Section 9.7(a) hereof.

(n) “Best Efforts” shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible, provided, however, that a Person required to use “Best Efforts” under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the transactions contemplated by this Agreement or to dispose of or make any change to its business, expend any funds (other than de minimis incremental expenses) or incur any other material burden.

(o) “Business Day” shall mean any day other than a Saturday, Sunday or one on which banks are authorized by Law to be closed in New York, New York or Los Angeles, California.

(p) “Buyer” shall have the meaning set forth in the preface.

(q) “Buyer Collateral” shall have the meaning set forth in Section 9.7(b) hereof.

(r) “Buyer Contributed Amount” shall have the meaning set forth in Section 9.7(b) hereof.

(s) “Buyer Designee” shall have the meaning set forth in Section 9.3(b) hereof.

(t) “Buyer Indemnified Party” shall mean each of Buyer and its Affiliates and each Entity in which Buyer directly or indirectly acquires Equity Interests pursuant to this Agreement, and their respective managers, officers, directors, employees, members, representatives and agents; provided, however, that in no event shall a Buyer Indemnified Party include any Asset Owner or any manager, officer, director, employee, member, representative or agent of an Asset in its, his or her capacity as such.

(u) “Buyer L/C” shall have the meaning set forth in Section 9.7(b) hereof.

(v) “Buyer Material Adverse Effect” shall mean any material adverse effect on the ability of Buyer to perform its obligations under this Agreement or the other agreements and transactions contemplated hereby to which it is a party.

(w) “Buyer’s Knowledge” shall mean the actual knowledge of any Island Principal or Jeffrey P. Cohen, without independent investigation or inquiry.

(x) “Cash Collateral Agreement” shall mean the form of Cash Collateral Agreement, dated as of the Closing Date, among Buyer, CB Richard Ellis Services, Inc. and Bank of New York, as Deposit Bank, attached as Exhibit I to this Agreement.

(y) “Cash Distribution” shall mean a cash distribution or payment (without duplication), excluding (i) Pre-2003 Cash and (ii) any distribution or payment directly or indirectly made with the proceeds of any indebtedness (including any refinancing) unless such indebtedness is (x) non-recourse to Seller and its Subsidiaries (excluding Transferred Entities) or (y) non-recourse to Seller and its Subsidiaries (excluding Transferred Entities) with exceptions to such non-recourse provisions that are no less favorable to Seller and its Subsidiaries (and are applicable only to the same Subsidiaries) as the indebtedness of the Asset (but which in no event would generally be characterized as full recourse). For the avoidance of doubt, management fees, advisory fees or other similar fees or payments made to Seller or any Subsidiary of Seller will not be deemed to constitute a Cash Distribution under any circumstances.

(z) “Category A Entity” shall mean an Asset Owner.

(aa) “Category B Entity” shall mean any Buyer Indemnified Party that does not own any material assets other than direct or indirect Equity Interests in one or more Asset Owners (and such Buyer Indemnified Party’s managers, officers, directors, employees, members, representatives and agents).

(bb) “CB Contributed Amount” shall have the meaning set forth in Section 9.7(b) hereof.

(cc) “CB Parties” shall have the meaning set forth in the preface.

(dd) “CB Parties Material Adverse Effect” shall mean any material adverse effect on the ability of any CB Party to perform its obligations under this Agreement or the other agreements and transactions contemplated hereby to which it is a party.

(ee) “Centennial Guaranty” shall have the meaning set forth in Section 9.7 hereof.

(ff) “Contract” shall mean, with respect to any Person, any instrument, contract, lease, or other contractual undertaking to which such Person is a party or to which such Person or any of its business is subject or property or assets are bound.

(gg) “Claim” shall have the meaning set forth in Section 7.1(d)(i) hereof.

(hh) “Closing” shall have the meaning set forth in Section 1.3 hereof.

(ii) “Closing Date” shall have the meaning set forth in Section 1.3 hereof.

(jj) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(kk) “Confidentiality Agreement” shall have the meaning set forth in Section 8.1(d) hereof.

(ll) “Consent” shall mean any approval, consent, ratification, waiver or other authorization of any Person that is not a Party or a controlled Affiliate of a Party.

(mm) “Covered Employee” shall have the meaning set forth in Section 9.5(a) hereof.

(nn) “Covered Interests” shall have the meaning set forth in the Recitals.

(oo) “Deposit” shall have the meaning set forth in Section 13.14(a) hereof.

(pp) “Designated Interests” shall have the meaning set forth in the Recitals.

(qq) “Determination Date” shall have the meaning set forth in Section 1.6(c) hereof.

(rr) “Disclosure Schedules” shall mean the disclosures schedules delivered by the respective Parties hereto concurrent with the execution and delivery of this Agreement.

(ss) “Employee Profit Participation Interests” shall have the meaning set forth in Section 9.5(a) hereof.

(tt) “Encumbered Asset” shall have the meaning set forth in Section 9.7(b) hereof.

(uu) “Encumbered Asset Sale” shall have the meaning set forth in Section 9.7(e) hereof.

(vv) “Encumbrance” shall mean any of the following: mortgage, lien (statutory or other), preference, priority or other security agreement, arrangement or interest, hypothecation, pledge or other deposit arrangement, assignment, charge, levy, executory seizure, attachment, garnishment, encumbrance, right of first offer, right of first refusal, conditional sale, title retention or other similar agreement, arrangement, device or restriction, any financing lease involving substantially the same economic effect as any of the foregoing, or the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; provided, however, that no Permitted Encumbrance shall constitute an “Encumbrance.”

(ww) “Entity” shall mean any corporation, firm, unincorporated organization, association, partnership, limited partnership, limited liability company, trust (inter vivos or testamentary) estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

(xx) “Equity Interest” shall mean, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including, without limitation, partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person) whether outstanding on the date hereof or issued after the date hereof.

(yy) “Estimated Assumed Liabilities Amount” shall have the meaning set forth in Section 1.7 hereof.

(zz) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aaa) “Existing Transfer Obligation” shall mean any right of first refusal, right of first offer, buy/sell or other contractual arrangement that exists on the date of this Agreement and is binding upon Seller (or any Subsidiary of Seller) pursuant to which Seller (or a Subsidiary of Seller) may become obligated (i) to sell a Covered Interest to another Person or (ii) to purchase an Equity Interest in an Entity that directly or indirectly owns an Asset from another Person.

(bbb) “Farkas Agreements” shall have the meaning set forth in Section 13.14(a) hereof.

(ccc) “Final Assumed Liabilities Amount” shall have the meaning set forth in Section 1.7 hereof.

(ddd) “Funded Amount” shall have the meaning set forth in Section 9.7(b) hereof.

(eee) “Holding” shall have the meaning set forth in the preface.

(fff) “IN-USVI” shall have the meaning set forth in Section 3.3 hereof.

(ggg) “Island Principal” shall mean each of Andrew L. Farkas, Ronald Uretta and James A. Aston.

(hhh) “Island Principal Amendment” shall have the meaning set forth in Section 4.10 hereof.

(iii) “Law” shall mean any federal, state, local, international or foreign law (including common law), rule, regulation, judgment, code, ruling, statute, order, directives, decree, injunction or ordinance or other legal requirement.

(jjj) “Lehman” shall have the meaning set forth in Section 3.3 hereof.

(kkk) “Letter Agreement” shall have the meaning set forth in Section 9.5(a) hereof.

(lll) “Loan Agreement” shall have the meaning set forth in Section 3.3 hereof.

(mmm) “Losses” shall mean all claims, damages (including incidental and/or consequential damages), losses, liabilities, taxes (including penalties and interest), costs and reasonable expenses including, without limitation, settlement costs and any reasonable legal, accounting or other expenses incurred in connection with investigating or defending any action or threatened action.

(nnn) “Managed Property” shall have the meaning set forth in Section 9.6 hereof.

(ooo) “Merger” shall have the meaning set forth in the Recitals.

(ppp) “Merger Agreement” shall have the meaning set forth in the Recitals.

(qqq) “Nautica Consent and Release” shall have the meaning set forth in Section 3.3 hereof.

(rrr) “Newco” shall have the meaning set forth in the Recitals.

(sss) “Newco Interests” shall have the meaning set forth in the Recitals.

(ttt) “Newco Securities” shall have the meaning set forth in Section 2.5 hereof.

(uuu) “Notice of Acquisition Proposal” shall have the meaning set forth in Section 8.1(a) hereof.

(vvv) “notifying party” shall have the meaning set forth in Section 7.1(d)(i) hereof.

(www) “Parent” shall have the meaning set forth in the preface.

(xxx) “Party” or “Parties” shall have the meaning set forth in the preface.

(yyy) “Permit” shall mean any permit, license, easement, variance, exemption, consent, certificate, approval, authorization or registration.

(zzz) “Person” shall mean any natural individual or any Entity.

(aaaa) “Permitted Encumbrances” shall mean (a) liens for utilities and current Taxes not yet due and payable, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar liens arising or incurred in the ordinary course of business, (c) liens for Taxes being contested in good faith for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, restrictions, covenants or rights of way currently of record against any of the real property interests which do not interfere with, or increase the cost of operation of, the business of Seller and its Subsidiaries in any material respect, (e) minor irregularities of title which do not interfere with, or increase the cost of the business of Seller and its Subsidiaries in any material respect, (f) Employee Profit Participation Interests and (g) Existing Transfer Obligations.

(bbbb) “Physical Conditions” shall have the meaning set forth in Section 7.1(a) hereof.

(cccc) “Pre-2003 Cash” shall mean any cash that was, at any time on or prior to December 31, 2002, in the possession of any wholly-owned Subsidiary of Seller other than an Asset Owner (and for purposes of determining whether a Subsidiary of Seller is wholly-owned, not taking into account any Employee Profit Participation Interest).

(dddd) “Pro Rated Book Value” shall mean, with respect to any Asset, an amount equal to (x) the Purchase Price (assumed to be $43,939,980 solely for purposes of this definition) plus the Estimated Assumed Liabilities Amount, divided by the aggregate book value of the Assets as reflected on Schedule 13.15(dddd) of the Disclosure Schedules, with the quotient thereof being multiplied by (y) the book value of such Asset as reflected on Schedule 13.15(dddd) of the Disclosure Schedules.

(eeee) “Profits Participation Interest Release” shall have the meaning set forth in Section 4.9(a) hereof.

(ffff) “Purchase Deposit” shall have the meaning set forth in Section 1.6(c) hereof.

(gggg) “Purchase Price” shall have the meaning set forth in Section 1.2 hereof.

(hhhh) “Reduced Buyer Collateral Amount” shall have the meaning set forth in Section 9.7(b) hereof.

(iiii) “Refundable Buyer Collateral” shall have the meaning set forth in Section 9.7(b) hereof.

(jjjj) “Reimbursement Notice” shall have the meaning set forth in Section 9.7(b) hereof.

(kkkk) “Release” shall mean a release of the CB Parties, Seller and their respective Subsidiaries from, or the termination of, any guarantee or indemnification obligation set forth in Schedule 13.15(kkkk) of the Disclosure Schedules.

(llll) “Required Election” shall have the meaning set forth in Section 1.6(c) hereof.

(mmmm) “Restricted Cash” shall mean cash sale proceeds that (i) were generated by a sale of a real property Asset prior to January 1, 2003 and (ii) were in the possession of the applicable Asset Owner prior to January 1, 2003 (or would have been in the possession of the Asset Owner but for an escrow, hold-back or similar arrangement relating to the sale of the Asset).

(nnnn) “Restricted Cash Collateral” shall have the meaning set forth in Section 9.7(b) hereof.

(oooo) “Restricted Interest” shall have the meaning set forth in Section 9.3 hereof.

(pppp) “SC Indemnified Party” shall mean Seller (including the Surviving Corporation following the closing of the Merger, if applicable), the CB Parties, and each of their respective Affiliates, and their respective managers, officers, directors, employees, members, stockholders, representatives and agents.

(qqqq) “Securities Act” shall have the meaning set forth in Section 3.4 hereof.

(rrrr) “Seller” shall have the meaning set forth in the preface and shall include, following the Merger, the Surviving Corporation; where applicable or the context requires, references to “Seller” shall also include Seller’s subsidiaries.

(ssss) “Seller L/C” shall have the meaning set forth in Section 9.7 hereof.

(tttt) “Seller’s Knowledge” shall mean the actual knowledge of Frank M. Garrison or Adam B. Gilbert, without independent investigation or inquiry.

(uuuu) “Seller Tax Subsidiary” shall have the meaning set forth in Section 10.1 hereof.

(vvvv) “Senior Credit Agreement” shall mean the Senior Credit Agreement dated as of May 4, 2001, among Seller, First Union National Bank, Lehman Commercial Paper Inc., Bank of America, N.A. and the other lenders party thereto, as amended through the date hereof.

(wwww) “Senior Subordinated Credit Agreement” shall mean the Senior Subordinated Credit Agreement dated as of June 7, 2002, by and among Seller, Madeleine LLC, as administrative agent, and certain other financial institutions party thereto.

(xxxx) “Subject Interest” shall have the meaning set forth in Section 1.6(c) hereof.

(yyyy) “Subscription Agreements” shall have the meaning set forth in Section 3.8 hereof.

(zzzz) “Subsidiary” shall mean, with respect to a Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors of which, or if no such voting stock is outstanding, a majority of the Equity Interests of which, is owned directly or indirectly, legally or beneficially, by such Person or any other Person controlled by such Person.

(aaaaa) “Surviving Corporation” shall have the meaning set forth in the Recitals and shall include, prior to the Merger, Seller.

(bbbbb) “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs and similar charges.

(ccccc) “Technology Services” shall have the meaning set forth in Section 9.2 hereof.

(ddddd) “Termination Fee” shall have the meaning set forth in Section 12.9(b) hereof.

(eeeee) “Total Indemnification Limit” shall have the meaning set forth in Section 9.1(e) hereof.

(fffff) “Trailing Obligations” shall have the meaning set forth in Section 9.7 hereof.

(ggggg) “Transferred Entity” shall mean any Entity with respect to which all of the Equity Interests in such Entity owned by Seller or a wholly-owned Subsidiary of Seller are either (i) directly (or indirectly) transferred to Buyer or a permitted assignee of Buyer at the Closing pursuant to this Agreement or (ii) retained by the Surviving Corporation following the Closing pursuant to clause (z) of the first sentence of Section 4.1 of this Agreement.

(hhhhh) “Underlying Agreement” shall have the meaning set forth in Section 9.7(a) hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first above written.

BUYER:

ISLAND FUND I LLC

By:	Island Capital Group LLC, its Managing Member

By:
Name:
Title:

SELLER:

INSIGNIA FINANCIAL GROUP, INC.

By:
Name:
Title:

CB PARTIES:

CBRE HOLDING, INC.

By:
Name:
Title:

CB RICHARD ELLIS SERVICES, INC.

By:
Name:
Title:

APPLE ACQUISITION CORP.

By:
Name:
Title:

Acknowledged and agreed, solely with

respect to Section 13.14 hereof:

Andrew L. Farkas

SCHEDULE 1.2(a)

The actual aggregate amount of the Purchase Price to be satisfied pursuant to Section 1.2(a) of the Agreement shall equal the sum of the following amounts:

1.	The amount of the obligation of the Surviving Corporation actually assumed by Newco pursuant to the arrangements contemplated by Section 4.10 of the Agreement to pay Andrew L. Farkas a material asset disposition bonus upon the closing of the Merger pursuant to Section 4(k) of that certain Employment Agreement, dated as of May 18, 2000, by and between Insignia Financial Group, Inc. and Andrew L. Farkas, as amended by (i) the Amendment to Employment Agreement, dated January 27, 2003, by and between Insignia Financial Group, Inc. and Andrew L. Farkas and (ii) the Second Amendment to Employment Agreement, dated as of the date hereof, by and between Insignia Financial Group, Inc. and Andrew L. Farkas (the “Farkas Employment Agreement”).

2.	The amount of the obligation of the Surviving Corporation actually assumed by Newco pursuant to the arrangements contemplated by Section 4.10 of the Agreement to pay Andrew L. Farkas a retention bonus upon the closing of the Merger pursuant to Section 8 of the Farkas Employment Agreement.

3.	The amount of the obligation of the Surviving Corporation actually assumed by Newco pursuant to the arrangements contemplated by Section 4.10 of the Agreement to pay Ronald Uretta a material asset disposition bonus upon the closing of the Merger pursuant to Section 4(d) of that certain Employment Agreement, dated as of August 3, 1998, by and between Insignia/ESG Holdings, Inc. and Ronald Uretta, as amended by (i) the Amendment to Employment Agreement, effective as of August 3, 2001, by and between Insignia Financial Group, Inc. and Ronald Uretta, (ii) the Second Amendment to Employment Agreement, effective as of February 27, 2003, by and between Insignia Financial Group, Inc. and Ronald Uretta and (iii) the Third Amendment to Employment Agreement, dated as of the date hereof, by and between Insignia Financial Group, Inc. and Ronald Uretta.

4.	The amount of the obligation of the Surviving Corporation actually assumed by Newco pursuant to the arrangements contemplated by Section 4.10 of the Agreement to pay James A. Aston a material asset disposition bonus upon the closing of the Merger pursuant to Section 4(d) of that certain Employment Agreement, dated as of August 3, 1998, by and between Insignia/ESG Holdings, Inc. and James A. Aston, as amended by (i) the Amendment to Employment Agreement, effective as of August 3, 2001, by and between Insignia Financial Group, Inc. and James A. Aston, (ii) the Second Amendment to Employment Agreement, effective as of February 27, 2003, by and between Insignia Financial Group, Inc. and James A. Aston and (iii) the Third Amendment to Employment Agreement, dated as of the date hereof, by and between Insignia Financial Group, Inc. and James A. Aston.

i

SCHEDULE 1.6(e)

Purchase Price Adjustment

for Certain Excluded Designated Interests

Asset	Designated Interest	Credit to Purchase Price
Gateway One on the Mall	LLC Interest in St. Louis RPFIV Associates Limited Liability Company	$2,071,946
Airport Corporate Center	LLC interest In Miami RPFIV Airport Corporate Center Associates Limited Liability Company	1,889,313
Campbell Centre	LP interest in Dallas RPFIV Campbell Centre Associates Limited Partnership	430,448
Colonial Village (Town & Country)	100% of stock in Colonial Manager, Inc.*	799,880
	All LLC interests in Colonial Village Manager, LLC*	799,880
	Managing Member LLC Interest (1%) in DSF Plainville, LLC*	799,880
	LLC interests in Colonial Village Investors, LLC*	799,880

* without duplication

SCHEDULE 2.7(i)

RAQZ Corp.

Westville Properties Inc.

Oppenheimer-West Village Properties Inc.

WV Financing, LLC

ICII-WV Holdings, LLC

Limited Partner Interests in Westville Associates

SCHEDULE 2.7(ii)

Yacht Haven

SCHEDULE 3.7

(a) Adverse Claims, Actions or Proceedings Pending or Threatened in Writing Against Seller or any Subsidiary of Seller relating to the Assets or the Covered Interests.

1.	Matters set forth in the letter, dated May 6, 2003, from Sidley Austin Brown & Wood, on behalf of Citigroup Alternative Investments LLC, the Travelers Insurance Company and their Affiliates, to Insignia Financial Services, Inc.

2.	American Property Consultants, LTD. (“APC”)., commenced an action in the Supreme Court of the State of New York, County of New York, against Seller, Insignia Acquisition Corporation, Insignia/ESG, Inc., Insignia Douglas Elliman, LLC and Insignia Realty Investors III, LLC (collectively, “Insignia”) (Index No. 600579/03) alleging the following two claims: (i) breach of a Confidentiality and Non-Circumvention Agreement between APC and Insignia entered into on or about February 12, 2002, and (ii) tortious interference with a Fee Agreement between APC and Max Capital Management Corp. entered into on January 29, 2001.

(b) Guarantees, Indemnification Obligations and Letters of Credit.

Guarantees and Indemnification Obligations Provided by Seller or its Subsidiaries Relating to any Asset or Covered Interest:

1.	Yacht Haven

(a)	Environmental Indemnity Agreement, made as of July 10, 2002, by IN-USVI, LLC and Insignia Yacht Haven Corp. to and for the benefit of Lehman Brothers Holdings Inc.

(b)	Principal’s Agreement, dated as of July 10, 2002, by Insignia Financial Group, Inc. to and for the benefit of Lehman Brothers Holdings Inc.

2.	260 Park

(a)	Good Faith Guaranty by Insignia Realty Investors III, LLC, (“IRI”) Adam C. Hochfelder, Anthony Westreich, Bruce McLean and Yitzchak Tessler (collectively, “Guarantors”) in favor of Blackacre Bridge Capital, L.L.C. (“Lender”), dated as of July 31, 2002.

(b)	Hazardous Waste Indemnity by 260 Park Avenue South, LLC and Guarantors in favor of Lender, dated as of July 31, 2002.

(c)	Contribution/Indemnification Obligations of IRI pursuant to Section 6.7 of the Limited Liability Company Agreement of Max/IESG 260 Park Avenue South, LLC, dated as of July 31, 2002.

v

3.	Glades Plaza

(a)	ICIG Directives, L.L.C., as general partner of Borrower is liable for non-recourse carve-out obligations under Loan Documents with BHF (USA) Capital Corporation, dated September 16, 1999.

4.	Gateway One on the Mall

(a)	Insignia/ESG, Inc. Joinder, dated July 1, 1998, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and St. Louis RPFIV Gateway One Associates Limited Liability Company (the “Company”), annexed to the Operating Agreement of the Company, dated as of July 1, 1998.

5.	Airport Corporate Center

(a)	Insignia/ESG, Inc. Joinder, dated March 15, 1999, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and Miami RPFIV Airport Corporate Center Associates Limited Liability Company (the “Company”), annexed to the Operating Agreement of the Company, dated as of March 15, 1999.

6.	Centennial Tower

(a)	Amended Guaranty, dated as of November 30, 2001, given by Insignia Financial Group, Inc. in favor of First Union National Bank (“Lender”).

(b)	Amended Guaranty, dated as of November 30, 2001, given by Centennial Directives, LLC in favor of Lender.

(c)	Guaranty dated June 21, 1996, given by Insignia Financial Group, Inc. in favor of Lennar Marietta Holdings, Inc. and 101 Marietta Street Associates annexed to Partnership Agreement of 101 Marietta Street Associates.

(d)	ICIG Marietta, L.L.C. is liable for non-recourse carve-outs, as general partner of 101 Marietta Street Associates, the borrower, under the loan documents, dated November 30, 2000, with Lender.

7.	Southland Office Center

(a)	Guaranty of Recourse Obligations of Borrower, dated October 17, 2002, given by IFS Acquisition LLC II and IFS Southland Investors, LLC in favor of PW Real Estate Investments Inc. (“Lender”).

(b)	Environmental Indemnity Agreement, dated October 17, 2002, given by IFS Acquisition II LLC and IFS Southland Investors, LLC in favor of Lender.

8.	Colonial Village

(a)	Guaranty of Recourse Obligations (Senior Loan), dated as of August 27, 2002, given by Insignia/ESG, Inc. in favor of GMAC Commercial Mortgage Corporation (“Lender”).

(b)	Guaranty of Recourse Obligations (Senior Loan), dated as of August 27, 2002, given by Insignia Realty Investors, LLC and Arthur Solomon in favor of Lender.

(c)	Environmental Indemnity Agreement (Senior Loan), dated as of August 27, 2002, by DSF Plainville, LLC, Insignia Realty Investors, LLC and Arthur Solomon, as indemnitors, in favor of Lender.

(d)	Guaranty of Recourse Obligations (Junior Loan), dated as of August 27, 2002, given by Insignia/ESG, Inc. in favor of Lender.

(e)	Guaranty of Recourse Obligations (Junior Loan), dated as of August 27, 2002, given by Insignia Realty Investors, LLC and Arthur Solomon in favor of Lender.

(f)	Environmental Indemnity Agreement (Junior Loan), dated as of August 27, 2002, by DSF Plainville, LLC, Insignia Realty Investors, LLC and Arthur Solomon, as indemnitors, in favor of Lender.

9.	Brookhaven Village

(a)	Loan Agreement, dated December 7, 1998, between ICIG Brookhaven L.L.C. (“Borrower”) and General Electric Capital Corporation (“Lender”), amended by First Amendment to Loan Agreement, dated as of May 15, 2002, between Lender and Borrower, contains recourse carve-outs.

(b)	Joinder (to Loan Agreement) given by Insignia Commercial Investment Group, Inc., dated as of December 7, 1998, in favor of Lender, reaffirmed in First Amendment to Loan Agreement, dated as of May 15, 2002.

10.	Westward Look Resort

(a)	Non-recourse guaranty given by Insignia Hotels, LLC, Insignia Hotels II, LLC, Insignia Hotels III, LLC, Insignia Hotels IV, LLC, Insignia Hotels V, LLC and Altamont LLC dated as of September 14, 2000 in favor of Debis Financial Services, Inc. (“Lender”). Insignia Hotels IV and V have been dissolved and notice hereof has been given to Lender.

(b)	Cost Overrun Guaranty given by Insignia Hotels VI, L.L.C., in favor of Gerard G. Leeds, as trustee of the Gerard G. Leeds Lifetime Trust, the Travelers Insurance Company and the Travelers Indemnity Company, dated as of September 14, 2000 (Insignia Realty Investors LLC and Altamont Properties each owns 50% of Insignia Hotels VI, L.L.C. Pursuant to the Operating Agreement of Insignia Hotels VI, L.L.C., Insignia and Altamont will each be responsible for 50% of any amounts paid under such Cost Overrun Guaranty, subject to any indemnification provisions set forth therein).

11.	Campbell Centre

(a)	Insignia/ESG, Inc. Joinder to Agreement of Limited Partnership of Dallas RPFIV Campbell Centre Associates Limited Partnership (the “Partnership”), dated as of May 1, 1998, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and the Partnership.

12.	The Pointe Office Center

(a)	Guaranty of Recourse Obligations of Borrower, dated December 11, 1998, given by Pivotal Group II L.L.C. in favor of GMAC Commercial Mortgage Corporation (“Lender”) and assumed by IFS Acquisition Directives, LLC (“IFS”) pursuant to Assignment and Assumption Agreement, dated April 18, 2000, by and between WXII/PCC Real Estate Limited Partnership (“WXII”), IFS, Pivotal Simon Office XVI L.L.C., Pivotal Group II L.L.C. and Lender (the “Assumption Agreement”).

(b)	Environmental Indemnity Agreement, dated December 11, 1998, by Pivotal Simon Office XVI L.L.C. and Pivotal Group II L.L.C. in favor of Lender, assumed by WXII and IFS pursuant to the Assumption Agreement.

13.	1201 Lloyd Boulevard

(a)	Limited Guaranty Agreement, dated as of September 12, 2000, by ICIG Lloyd Investors II, LLC for the benefit of Bank of America, N.A. (“Lender”).

(b)	Guaranty Agreement, dated as of September 12, 2000, by Insignia Commercial Investments Group, Inc. for the benefit of Lender.

14.	Peakview Place

(a)	Section 7.3 of the Limited Partnership Agreement of Peakview Place, L.P. contains a cost overrun guaranty by ICIG Directives, LLC and ICIG Peakview Place, LLC in favor of Recap Office Developments, L.P. and Peakview Place, L.P.

(b)	ICIG Directives, LLC, as general partner of Peakview Place, L.P. (the “Borrower”) is liable for non-recourse carveouts in loan documents between Borrower and Principal Life Insurance Company.

(c)	Guaranty, dated December , 1999, by ICIG Directives, LLC, ICIG Peakview Place, LLC and Insignia Commercial Investments Group, Inc. (“ICIG”) in favor of Recap Office Developments, L.P. and Peakview Place, L.P.

(d)	Guaranty, dated July , 1999, given by ICIG favor of Principal Life Insurance Company.

15.	Sun Tech Commerce Park

(a)	Cost Overrun Guaranty, dated August 31, 2000, by Insignia Commercial Investments Group, Inc. and ICIG Hillsboro Investors, LLC in favor of The Travelers Insurance Company, The Travelers Indemnity Company, Hillsboro Properties, Inc. and ICIG Hillsboro Investors II, LLC.

16.	Gateway Commerce

(a)	Guaranty Agreement, dated as of November 13, 1998, by Insignia Commercial Investments Group, Inc. in favor of Nationsbank, N.A. as amended by the Modification Agreement, dated as of October 6, 1999, by and among Bank of America, N.A. f/k/a Nationsbank, N.A., Gateway Commercial, L.P., Insignia Development Corporation and Insignia Commercial Investments Group, Inc. (the “Modification Agreement”).

(b)	Guaranty Agreement, dated as of November 13, 1998, by Insignia Development Corporation in favor of Nationsbank, N.A., as amended by the Modification Agreement.

(c)	ICIG Directives, LLC as the general partner or Gateway Commerce, L.P. (the “Borrower”) will have liability for non-recourse carveouts pursuant to the loan documents between Bank of America f/k/a Nationsbank, N.A. and Borrower.

17.	Western U.S. Hotel Portfolio

(a)	Guaranty given by Insignia Hotels, L.L.C. in favor of Boutique Hotel Company, L.L.C., Realty Equity Ventures Holding LLC, REV – Tranche II Holding LLC, Boutique Hotel Investors Inc., and Boutique Hotel Investors II Inc., pursuant to Section 3.6 of the Operating Agreement of Boutique Hotel Company, L.L.C., dated as of December 20, 1999 (Insignia Realty Investors, L.L.C. and Altamont Properties each own 50% of Insignia Hotels, L.L.C. Pursuant to the Operating Agreement of Insignia Hotels L.L.C., Insignia and Altamont will each be responsible for 50% of any amounts paid under (a) and (b) above, subject to any indemnification provisions set forth therein).

Letters of Credit Provided by Seller or its Subsidiaries Relating to any Asset or Covered Interest

18.	Glades Plaza

Irrevocable Standby Letter of Credit #SM419743C, issued January 18, 2002 by First Union National Bank, in the amount of $200,000 for the account of Insignia Financial Group Inc., on behalf of ICIG Directives, LLC, for the benefit of Lone Star Opportunity Fund, L.P.

19.	1201 Lloyd

Irrevocable Letter of Credit #SM413842C, issued September 11, 2000 and amended September 18, 2002 by First Union National Bank, in the amount of $1,500,000 for the account of ICIG Lloyd Investors II, LLC, for the benefit of Bank of America, N.A.

20.	Peakview Place

(a)	Irrevocable Standby Letter of Credit #SM410958C, issued December 2, 1999, by First Union National Bank, in the amount of $4,000,000 for the account of Insignia Financial Group Inc., on behalf of Peakview Place, L.P., for the benefit of Principal Life Insurance Company.

(b)	Irrevocable Standby Letter of Credit #SM409237C, issued June 3, 1999, by First Union National Bank, in the amount of $2,000,000, for the account of Insignia Financial Group Inc., on behalf of ICIG Peakview Place, LLC, for the benefit of Principal Life Insurance Company.

21.	SunTech Commerce Park

x

Letter of Credit #SM413841C, issued August 17, 2000, by Wachovia Bank, N.A., in the amount of $1,000,000, for the account of ICIG Hillsboro Investors II, LLC, for the benefit of Washington Capital Joint Master Trust Mortgage Income Fund.

22.	Gateway Commerce

Letter of Credit #S165631, issued on November 9, 1995 and amended from time to time, by Wachovia Bank, N.A., in the amount of $400,000 on behalf of Insignia/ESG Holdings, Inc., for the benefit of Bank of America, N.A. (f/k/a Nationsbank NA).

23.	Centennial Tower

Irrevocable Standby Letter of Credit #SM410989C, issued on December 3, 1999 and amended on March 27, 2002, by First Union National Bank, in the amount of $1,312,500, for the account of Insignia Financial Group, Inc., on behalf of Centennial Directives, LLC, for the benefit of First Union National Bank, Miami, FL.

SCHEDULE 4.1

A) Guarantors of certain obligations:

1.	Insignia Commercial Investments Group, Inc.
2.	Insignia Development Corporation
3.	Insignia Realty Investors III, LLC
4.	ICIG Directives, L.L.C.
5.	Centennial Directives, LLC
6.	ICIG 101 Marietta, L.L.C.
7.	IFS Acquisition LLC II
8.	IFS Southland Investors, LLC
9.	Insignia Realty Investors, LLC
10.	ICIG Brookhaven, L.L.C.
11.	Insignia Hotels, L.L.C.
12.	Insignia Hotels, II, L.L.C.
13.	Insignia Hotels III, L.L.C.
14.	Insignia Hotels IV, L.L.C.
15.	Insignia Hotels V, L.L.C.
16.	ICIG Country Club Manor, L.L.C.
17.	IFS Acquisition Directives, LLC
18.	ICIG Lloyd Investors II, LLC
19.	ICIG Peakview Place, LLC
20.	ICIG Hillsboro Investors, LLC

B) Covered Entities (as defined in the Merger Agreement) not otherwise listed above:

1.	Insignia Hotels VI, L.L.C.
2.	Insignia Opportunity Directives, LLC
3.	Insignia Opportunity Directives II, LLC
4.	ICII-WV Holdings, LLC
5.	WV Funding, LLC
6.	IFC Acquisition Corp. I
7.	IFC Acquisition Corp. II
8.	ICIG Santa Rosa, LLC
9.	Insignia Hotels VII, L.L.C.
10.	Bluffs Investors, LLC
11.	Insignia Residential Investment Corporation
12.	Mosby Fairfax Investors, LLC
13.	Insignia Realty Investors II, LLC
14.	First Clayton Properties, L.P.

C) Covered Interests which represent general partner interests not otherwise listed above:

1.	RAQZ Corp. (to be converted)

2.	Westville Properties, Inc. (to be converted)
3.	Oppenheimer-West Village Properties, Inc. (to be converted)
4.	ICIG Oakhill Directives, LLC
5.	894,600 Common Shares of Insignia Opportunity Trust held by Insignia/ESG Capital Corporation

SCHEDULE 4.3

Brookhaven Village Shopping Center

West Village Houses Apartment Complex

SCHEDULE 4.9(a)

Name of Employee

General
Marc Levy
Elie Finegold
Eddie Caskey
Tara Currin
Laura Helfert
Greg Arrell
Melanie Spinella
John Meloney
Joseph Viggiano
Wanda Dickson
Allison Brown
Elmer Jones
Shirley Bolden
Jana Pisani
Suzanne Nugent
Natalie Antoinette

Co-Investment
Jeffrey Goldberg
Deb Botzenhart
Steve Schoenbachler
Doug Plyler
Tom Molina
Shawn Veldhouse
Marjorie Coco
Christi Hendrix
Heather Zapart

SCHEDULE 4.9(a)

(continued)

Name of Employee

Development / Yacht Haven
Barry Nelson
Scott Tubbs
Todd Kenny
John Stadler
Vicki Gorka
Gwen Hoehne
Christa Huss
Gerard Auguiste
Mitra Bickraj
Abby Davison
Joseph Cortwright
Leroy Knight
John Madden III
Frederick Matthew

Debt Funds
George Carleton
Brenda Mixson
Joseph Lytle
Neil McLeod
Sharon Summers

SCHEDULE 4.9(b)

Jeffrey P. Cohen

SCHEDULE 4.12

RAQZ Corp.

Westville Properties Inc.

Oppenheimer-West Village Properties, Inc.

SCHEDULE 5.5

Required Consents

1. YACHT HAVEN

A. Consent of Lehman Brothers Holdings Inc. (“Lehman”) to the transfer of the mortgaged property or any interest therein owned by IN-USVI, LLC (“IN-USVI”) to Newco or to Buyer, in connection with the Loan Agreement, dated as of July 10, 2002, between Lehman and IN-USVI.

B. Consent of The West Indian Company, Limited (“WICO”), as landlord, to a transfer of the beneficial ownership interests in IN-USVI, as tenant, owned by Insignia Yacht Haven Corp. to Newco or to Buyer pursuant to the Development and Lease Agreement, effective February 1, 2002, between WICO and IN-USVI (as assignee).

C. Consent of the Government of the Virgin Islands through its Department of Planning and Natural Resources to the assignment of the Lease Agreement relating to submerged lands to Newco or to Buyer.

D. Consent of the St. Thomas CZM Committee to transfer of CZM Permit Application, or any permit issued thereunder, to Newco or to Buyer.

2. 260 PARK AVENUE

A. Consent of the lender at the time of the Closing (“Lender”) to the transfer of any direct or indirect interest in 260 Park Avenue South, LLC owned by Insignia Realty Investors, LLC (“IRI”) to Newco or to Buyer, if such consent is required.

B. Consent of Max 260 Park Avenue South Holdings, LLC (“Max”) to the transfer of any interest in Max 260 Park Avenue South LLC owned by IRI to Newco or to Buyer, as required by the Limited Liability Company Agreement of Max, dated as July 31, 2002.

3. INSIGNIA OPPORTUNITY PARTNERS / INSIGNIA OPPORTUNITY TRUST

A. Consent of the Board of Trustees of Insignia Opportunity Trust (“IOT”) to the transfer of the common shares of IOT owned by I/ESG Capital Corporation to Newco or to Buyer, as required under (i) IOT’s Declaration of Trust and (ii) the Subscription Agreement between I/ESG Capital Corporation and IOT.

B. Consent of Insignia Opportunity Partners (“IOP”) to the assignment by Insignia Investment Management, Inc. (“IIMI”) to Buyer or an Affiliate of Buyer of all of IIMI’s rights and obligations under the Asset Management and Acquisition Services

Agreement with IOP and IOT, as required under the Investment Advisors Act of 1940, as amended.

C. Consent of the holders of the requisite number of common shares of IOT to the assignment by IIMI to Buyer or an Affiliate of Buyer of all of IIMI’s rights and obligations under the Asset Management and Acquisition Services Agreement with IOP and IOT, as required under such agreement.

D. Consent of Morgan Stanley & Co. International Limited and Morgan Stanley & Co. Incorporated to the extension to June 30, 2004 of the “Repurchase Date” under that certain Master Repurchase Agreement, dated as of October 27, 2000, between IOP and Morgan Stanley & Co. International Limited, as amended.

4. INSIGNIA OPPORTUNITY PARTNERS II, L.P.

A. Consent of Insignia Opportunity Directives II, LLC, in its capacity as general partner of Insignia Opportunity Partners II, L.P. (“IOP-II”), to the transfer of the limited partner interests in IOP-II owned by Insignia Capital Investments Inc. to Newco or to Buyer, as required under IOP-II’s Partnership Agreement, as amended.

B. Consent of IOP-II to the assignment by IIMI to Buyer or an Affiliate of Buyer of all of IIMI’s rights and obligations under the Investment Management Agreement with IOP-II, as required under the Investment Advisors Act of 1940, as amended.

C. Consent of a majority in interest of the limited partners of IOP-II to the assignment by IIMI to Buyer or an Affiliate of Buyer of all of IIMI’s rights and obligations under the Investment Management Agreement with IOP, as required under such agreement.

D. Consent of Morgan Stanley & Co. International Limited and Morgan Stanley & Co. Incorporated to the extension to June 30, 2004 of the “Repurchase Date” under that certain Master Repurchase Agreement, dated as of March 7, 2002, between IOP-II and Morgan Stanley & Co. International Limited, as amended.

SCHEDULE 5.7(ix)

(i) The proposed or actual acts of repaying any debt relating to West Village Houses apartment complex (the “Project”) and/or the subsequent dissolution or reconstitution of Washington Village Housing Corp. under, or conversion or removal of the Project from the jurisdiction of, New York’s Limited Profit Housing Law or other governmental rent regulations or (ii) the applicability of the New York City Rent Stabilization Law of 1969, as amended, to the Project, including, without limitation, the pending litigation captioned Kathryn O’Brien Bordonaro, et al., Plaintiffs, against West Village Associates and Washington Village Housing Corp., Defendants (Index No. 100523/032, IAS Part 54), in the Supreme Court of the State of New York, County of New York, relating to the Project, but solely to the extent such litigation relates to clause (i) and (ii) above.

SCHEDULE 7.1(a)

Any Consents set forth in Schedule 5.5 of the Disclosure Schedules regarding Insignia Opportunity Partners / Insignia Opportunity Trust and Insignia Opportunity Partners II, L.P. to the extent such Consents would be required in connection with the Merger.

SCHEDULE 7.1(b)

American Property Consultants, LTD (together with its successors, “APC”), commenced an action in the Supreme Court of the State of New York, County of New York, against Seller, Insignia Acquisition Corporation, Insignia/ESG, Inc., Insignia Douglas Elliman, LLC and Insignia Realty Investors III, LLC (collectively, “Insignia”) (Index No. 600579/03) alleging the following two claims: (i) breach of a Confidentiality and Non-Circumvention Agreement between APC and Insignia entered into on or about February 12, 2002, and (ii) tortious interference with a Fee Agreement between APC and Max Capital Management Corp. (collectively with any of its Affiliates against whom APC shall assert a claim arising out of the alleged failure of APC to receive payments under the APC Fee Letter in respect of transactions that have occurred prior to the date hereof, “Max Capital”) entered into on January 29, 2001 (the “APC Fee Letter”). In addition APC has commenced the following related actions: (1) APC against Max Capital (Index No. 603604/02), in the Supreme Court of the State of New York, County of New York alleging breach of contract and unjust enrichment; and (2) APC against YT&T Holdings, Inc. (collectively with any of its Affiliates against whom APC shall assert a claim arising out of the alleged failure of APC to receive payments under the APC Fee Letter in respect of transactions that have occurred prior to the date hereof, “YT&T”) (Index No. 600730/03), in the Supreme Court of the State of New York, County of New York, alleging (i) breach of a Confidentiality and Non-Circumvention Agreement between APC and YT&T and (ii) tortious interference with a Fee Agreement between APC and Max Capital Management Corp. entered into on January 29, 2001.

Insignia, Max Capital and YT&T are herein collectively referred to as the “Defendants,” and the foregoing actions commenced by APC and any other claims asserted by APC arising out of the alleged failure of APC to receive payments under the APC Fee Letter in respect of transactions that have occurred prior to the date hereof are herein collectively referred to as the “APC Claims.”

For purpose of Section 7.1(a)(ii) and Section 7.1(b)(ii) of this Agreement, the Parties agree that if Buyer makes any payment, directly or indirectly (for the avoidance of doubt, any payment made by any Subsidiary of Buyer or by any partnership or joint venture owned directly or indirectly by Insignia, Max Capital and/or YT&T will be considered to be a direct or indirect payment by Buyer to the extent of Buyer’s direct or indirect proportionate economic interest in such Subsidiary, partnership or joint venture (e.g., if Buyer owns one-third of such a partnership and the partnership pays $900,000 pursuant to a Settlement, then Buyer will be deemed to have paid $300,000 directly or indirectly to APC)), to APC pursuant to a Final Order or Settlement in respect of any APC Claim and/or to the SC Indemnified Parties pursuant to the provisions of the immediately following paragraph, then Seller and the CB Parties shall reimburse Buyer for, and indemnify and hold Buyer harmless from and against, the amount (if any) by which the aggregate amount of such payments to APC and/or the SC Indemnified Parties directly or indirectly made by Buyer (calculated as provided above) exceeds one-third of the Total

APC Liability Amount, but in no event shall the aggregate indemnification obligation provided in this paragraph be more than $1,333,333 in the aggregate.

For purpose of Section 7.1(c)(ii) of this Agreement, the Parties agree that in the event that any SC Indemnified Party makes any payment, directly or indirectly, to APC pursuant to a Final Order or Settlement in respect of any APC Claim, then Buyer shall reimburse the SC Indemnified Parties for, and indemnify and hold the SC Indemnified Parties harmless from and against, such payment in an amount equal to the sum of (A) one-third of the Total APC Liability Amount, minus (B) the aggregate amount of payments that Buyer has made, directly or indirectly (calculated in the manner provided in the immediately preceding paragraph), to APC in respect of any APC Claim (if any), minus (C) the aggregate amount of all previous payments to the SC Indemnified Parties pursuant to the provisions of this paragraph (if any), but in no event shall the aggregate indemnification obligation provided in this paragraph be more than the lesser of (x) the aggregate amount of such payments made directly or indirectly by the SC Indemnified Parties to APC and/or to Buyer pursuant to the immediately preceding paragraph or (y) $666,667 in the aggregate.

“Final Order” shall mean a final, non-appealable order or decree of a court of competent jurisdiction in respect of any APC Claim, provided that Final Order shall also include any payments made in respect of any judgment (whether or not final and non-appealable) by any Defendant other than Insignia, Buyer or Buyer’s Subsidiaries.

“Settlement” shall mean a written settlement agreement to which any of the Defendants or SC Indemnified Parties is a party to the extent that it relates to any or all of the APC Claims.

“Total APC Liability Amount” shall mean the aggregate amount of all payments made by (or on behalf of) all Defendants and SC Indemnified Parties to APC in respect of the APC Claims pursuant to one or more (x) Final Orders or (y) Settlements .

For the avoidance of doubt, each of Seller, Buyer and the CB Parties agrees that neither it nor any of its controlled Affiliates will enter into or agree to any Settlement without the prior written consent of any Party from which it will seek indemnification from in respect of such Settlement.

The indemnity provided in this Schedule 7.1(b) is the only indemnification pursuant to Sections 7.1(a), (b) and (c) in respect of any APC Claims.

SCHEDULE 9.6

Centennial Tower

Gateway One on the Mall

Country Club Manor

Airport Corporate Center

Amberjack Portfolio

–	Office Scape

–	River Drive Center

–	Princeton Pike Corporate Center

–	Allied Distribution Center

Peakview Place (Phase One)

Gold River 4-7

Gold River 6-7

The Pointe Office Center 1

The Pointe Office Center 2

7100 Business Park

Sun Tech Commerce Park

1201 Lloyd Boulevard

Southland Office Center

Gateway Commerce

Ten/10 Post Office Square

185 Devonshire

SCHEDULE 9.7(i)

Letters of Credit Provided by Seller Relating to Assets or Covered Interests

Amount	Beneficiary	Asset
$400,000	Bank of America, N.A.	Gateway Commerce
2,000,000	Principal Life Insurance Company	Peakview Place
4,000,000	Principal Life Insurance Company	Peakview Place
1,312,500	First Union National Bank, Miami, FL	Centennial Tower
1,000,000	Washington Capital Joint Master Trust Mortgage Income Fund	Sun Tech Commerce Park
1,500,000	Bank of America, N.A.	1201 Lloyd Blvd.
200,000	Lone Star Opportunity Fund, LP	Glades Plaza

$10,412,500.00

SCHEDULE 9.7(ii)

Centennial Guaranty

Guaranty of $1,312,500 made by Insignia Financial Group, Inc. in favor of First Union National Bank, pursuant to Amended Guaranty, dated as of November 30, 2001, relating to the Asset known as Centennial Tower (f/k/a 101 Marietta)

SCHEDULE 13.15(dddd)

Asset Book Values as of December 31, 2002

Property	12/31/2002 Book Value
Co-Investments:
101 Marietta	$1,236,243
Oakhill Village	135,561
Glades Plaza	2,088,986
Campbell Centre I & II	350,107
Santa Rosa	416,838
Gateway One	1,665,608
Country Club Manor	312,871
The Bluffs	63,731
Airport Corp Center	1,616,879
Amberjack Portfolio	1,739,974
Boutique Hotel Company, LLC	517,227
The Pointe Corp	100,499
1001 S. Clinton	1,456,999
Gold River 4-5-6-7	670,909
7100 Business Park	441,623
Westward Look Resort	434,908
McAlpine Place	39,013
Southland Office Center	1,108,570
10 Post Office Square	1,496,429
Andover Woods	36,070
Celebrate VA Corp	750,000
Mack-Cali Portfolio	514,539
Cytec Research Center	339,927
260 Park Avenue	2,120,295
The Mosby	71,301
Colonial Village (Town & Country)	887,322
Brookhaven Village	926,547
EFO Realty Sponsor Fund II, LP	129,991
Praedium Peformance Fund IV	357,315

Total Co-Investment	22,026,282

Developments:
Gateway Commerce	$437,186
Peakview Place One	3,395,476
Peakview Place Two	1,725,611
Sun Tech	1,448,937
1201 Lloyd Blvd	4,732,212
Nautica	19,320,798

Total Development	31,060,220

IOP Funds:
IOP/IOT	$12,432,000
IOP II	3,649,000

Total Funds	16,081,000

SCHEDULE 13.15(dddd)

(continued)

Other:
West Village	1,496,220
Internet Realty Partners (Cohen & Steers)	900,000
Total Other	2,396,220

Total Portfolio	$71,563,722

SCHEDULE 13.15(kkkk)

1.	Gateway One on the Mall: Insignia/ESG, Inc. Joinder, dated July 1, 1998, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and St. Louis RPFIV Gateway One Associates Limited Liability Company (the “Company”), annexed to the Operating Agreement of the Company, dated as of July 1, 1998.

2.	Airport Corporate Center: Insignia/ESG, Inc. Joinder, dated March 15, 1999, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and Miami RPFIV Airport Corporate Center Associates Limited Liability Company (the “Company”), annexed to the Operating Agreement of the Company, dated as of March 15, 1999.

3.	Campbell Centre: Insignia/ESG, Inc. Joinder to Agreement of Limited Partnership of Dallas RPFIV Campbell Centre Associates Limited Partnership (the “Partnership”), dated as of May 1, 1998, given by Insignia/ESG, Inc. in favor of GEIRPIV Holding Corporation, GE Investment Realty Partners IV, Limited Partnership and the Partnership.

4.	Colonial Village:

(a)	Guaranty of Recourse Obligations (Senior Loan), dated as of August 27, 2002, given by Insignia/ESG, Inc. in favor of GMAC Commercial Mortgage Corporation (“Lender”).

(b)	Guaranty of Recourse Obligations (Junior Loan), dated as of August 27, 2002, given by Insignia/ESG, Inc. in favor of Lender.